Form U-13-60
                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980

                                  ANNUAL REPORT

                                 For The Period


             Beginning January 1, 2000 and Ending December 31, 2000
                       ---------------     ------------------------

                                     TO THE

                    U. S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                         SOUTHERN COMPANY SERVICES, INC.
                        (Exact Name of Reporting Company)


                           SUBSIDIARY SERVICE COMPANY
                           ----------
                           ("Mutual" or "Subsidiary")


         Date of Incorporation April 21, 1949
                               --------------
         If not Incorporated, Date of Organization _______________________



State or Sovereign Power Under Which Incorporated or Organized State of Alabama
                                                               ----------------

Location of Principal Executive Offices of Reporting Company
                                241 Ralph McGill Blvd., NE
                                Atlanta, Georgia 30308-3374

Name, title, and address of officer to whom correspondence concerning this report should be addressed:


                  Senior Vice                241 Ralph McGill Blvd., NE
W. Dean Hudson    Pres., Comptroller         Atlanta, Georgia  30308-3374
       (Name)     and Chief                           (Address)
                  Financial Officer
                    (Title)

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:


                              THE SOUTHERN COMPANY

                      INSTRUCTIONS FOR USE OF FORM U-13-60


     1. Time of Filing.--Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on form U-13-60 and in accordance with the Instructions for that form.

     2. Number of Copies.--Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

     3. Period Covered by Report.--The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

     4. Report Format.--Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

     5. Money Amounts Displayed.--All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X ( 210.3-01(b)).

     6. Deficits Displayed.--Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, 210.3-01(c))

     7. Major Amendments or Corrections.--Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

     8. Definitions.--Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service companies and Subsidiary Service companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

     9. Organization Chart.--The service company shall submit with each annual eport a copy of its current organization chart.

    10. Methods of Allocation.--The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

    11. Annual Statement of Compensation for Use of Capital Billed.--The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

2

      LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
      ---------------------------------------------

                                                        Schedule or      Page
      Description of Schedules and Accounts             Account Number   Number
      -------------------------------------             --------------   ------

         COMPARATIVE BALANCE SHEET                        Schedule I      4
         -------------------------

            SERVICE COMPANY PROPERTY                      Schedule II     5

            ACCUMULATED PROVISION FOR DEPRECIATION
               AND AMORTIZATION OF SERVICE COMPANY
                    PROPERTY                              Schedule III    6

            INVESTMENTS                                   Schedule IV     7

            ACCOUNTS RECEIVABLE FROM ASSOCIATE
               COMPANIES                                  Schedule V      8

            FUEL STOCK EXPENSES UNDISTRIBUTED             Schedule VI     9

            STORES EXPENSE UNDISTRIBUTED                  Schedule VII    10

            MISCELLANEOUS CURRENT AND ACCRUED
               ASSETS                                     Schedule VIII   11

            MISCELLANEOUS DEFERRED DEBITS                 Schedule IX     12

            RESEARCH, DEVELOPMENT, OR DEMONSTRATION
               EXPENDITURES                               Schedule X      13

            PROPRIETARY CAPITAL                           Schedule XI     14

            LONG-TERM DEBT                                Schedule XII    15

            CURRENT AND ACCRUED LIABILITIES               Schedule XIII   16

            NOTES TO FINANCIAL STATEMENTS                 Schedule XIV    17

         COMPARATIVE INCOME STATEMENT                     Schedule XV     18
         ----------------------------

            ANALYSIS OF BILLING - ASSOCIATE
              COMPANIES                                   Account 457     19

            ANALYSIS OF BILLING - NONASSOCIATE
               COMPANIES                                  Account 458     20

            ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
               AND NONASSOCIATE COMPANIES                 Schedule XVI    21

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

                                                                                            3
      LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS  (Continued)
      ---------------------------------------------


                                                                  Schedule or                Page
      Description of Schedules and Accounts                       Account Number            Number
      -------------------------------------                       -------------             ------

            SCHEDULE OF EXPENSE BY DEPARTMENT OR
               SERVICE FUNCTION                                    Schedule XVII            22

            DEPARTMENTAL ANALYSIS OF SALARIES                      Account 920              23

            OUTSIDE SERVICES EMPLOYED                              Account 923              24

            EMPLOYEE PENSIONS AND BENEFITS                         Account 926              25

            GENERAL ADVERTISING EXPENSES                           Account 930.1            26

            MISCELLANEOUS GENERAL EXPENSES                         Account 930.2            27

            RENTS                                                  Account 931              28

            TAXES OTHER THAN INCOME TAXES                          Account 408              29

            DONATIONS                                              Account 426.1            30

            OTHER DEDUCTIONS                                       Account 426.5            31

            NOTES TO STATEMENT OF INCOME                           Schedule XVIII           32

            ORGANIZATION CHART                                                              33
            ------------------

            METHODS OF ALLOCATION                                                           34
            ---------------------

            ANNUAL STATEMENT OF COMPENSATION FOR USE
            ----------------------------------------
               OF CAPITAL BILLED                                                            35
               -----------------



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4
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                             (Thousands of Dollars)

                     SCHEDULE I - COMPARATIVE BALANCE SHEET
                     --------------------------------------

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT                       ASSETS AND OTHER DEBITS                               AS OF DECEMBER 31
-------                       -----------------------                               -----------------
                                                                                    CURRENT      PRIOR
                                                                                    -------      -----
           SERVICE COMPANY PROPERTY
           ------------------------
    101        Service company property (Schedule II)                                243,481      258,843
    107        Construction work in progress (Schedule II)                             6,451         -
                                                                                     -------      -------
                  Total Property                                                     249,932      258,843
                                                                                     -------      -------
    108        Less accumulated provision for depreciation
                  and amortization of service company
                  property (Schedule III)                                            131,131      125,810
                                                                                     -------      -------
                      Net Service Company Property                                   118,801      133,033
                                                                                     -------      -------

           INVESTMENTS
           -----------
    123        Investments in associate companies (Schedule IV)                         -            -
    124        Other investments (Schedule IV)                                         4,034        1,936
                                                                                     -------      -------
                  Total Investments                                                    4,034        1,936
                                                                                     -------      -------

           CURRENT AND ACCRUED ASSETS
           --------------------------
    131        Cash                                                                       -            -
    134        Special deposits                                                           -            -
    135        Working funds                                                              22           -
    136        Temporary cash investments (Schedule IV)                               32,050           -
    141        Notes receivable                                                            2           -
    143        Accounts receivable                                                    52,355       27,176
    146        Accounts receivable from associate
                  companies (Schedule V)                                             179,836      119,390
    152        Fuel stock expenses undistributed (Schedule VI)                            -            -
    154        Materials and supplies                                                  1,406        2,645
    163        Stores expense undistributed (Schedule VII)                                -            -
    165        Prepayments                                                            44,514       16,088
    174        Miscellaneous current and accrued assets (Schedule VIII)                  176           -
                                                                                     -------      -------
                      Total Current and Accrued Assets                               310,361      165,299
                                                                                     -------      -------

           DEFERRED DEBITS
           ---------------

    181        Unamortized debt expense                                                  286          282
    184        Clearing accounts                                                          45          140
    186        Miscellaneous deferred debits (Schedule IX)                            11,602       11,410
    188        Research, development, or demonstration
                  expenditures (Schedule X)                                               -            -
    190        Accumulated deferred income taxes                                          -            -
                                                                                     -------      -------
                      Total Deferred Debits                                           11,933       11,832
                                                                                     -------      -------

                      TOTAL ASSETS AND OTHER DEBITS                                  445,129      312,100
                                                                                     =======      =======







                                                                                                        4A
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                  -------------------------------

                             (Thousands of Dollars)

               SCHEDULE I - COMPARATIVE BALANCE SHEET (Continued)
               -------------------------------------

ACCOUNT               LIABILITIES AND PROPRIETARY CAPITAL                          AS OF DECEMBER 31
-------               -----------------------------------                          -----------------
                                                                                   CURRENT      PRIOR
                                                                                   -------      -----

           PROPRIETARY CAPITAL
           -------------------
    201        Common stock issued (Schedule XI)                                     725          725
    211        Miscellaneous paid-in-capital (Schedule XI)                           150          150
    215        Appropriated retained earnings (Schedule XI)                           -            -
    216        Unappropriated retained earnings
                  (Schedule XI)                                                       -            -
                                                                                 -------      -------
                      Total Proprietary Capital                                      875          875
                                                                                 -------      -------

           LONG-TERM DEBT
           --------------
    223        Advances from associate companies (Schedule XII)                       -            -
    224        Other long-term debt (Schedule XII)                                52,697       47,068
    225        Unamortized premium on long-term debt                                  -            -
    226        Unamortized discount on long-term debt-debit                           -            -
                                                                                 -------      -------
                      Total Long-Term Debt                                        52,697       47,068
                                                                                 -------      -------

           CURRENT AND ACCRUED LIABILITIES
           -------------------------------
    231        Notes payable                                                       8,685        6,532
    232        Accounts payable                                                   85,502       19,491
    233        Notes payable to associated companies
                  (Schedule XIII)                                                    -         17,000
    234        Accounts payable to associate companies
                  (Schedule XIII)                                                 50,142       13,189
    236        Taxes accrued                                                       1,410        2,461
    237        Interest accrued                                                      127          217
    238        Dividends declared                                                     -            -
    241        Tax collections payable                                             2,757       10,274
    242        Miscellaneous current and accrued
                  liabilities (Schedule XIII)                                    115,953       91,676
                                                                                 -------      -------
                      Total Current and Accrued Liabilities                      264,576      160,840
                                                                                 -------      -------

           DEFERRED CREDITS
           ----------------
    253        Other deferred credits                                            126,981      103,317
    255        Accumulated deferred investment tax credits                            -            -
                                                                                 -------      -------
                      Total Deferred Credits                                     126,981      103,317
                                                                                 -------      -------


    282    ACCUMULATED DEFERRED INCOME TAXES                                          -            -
           ---------------------------------                                     -------      -------

                      TOTAL LIABILITIES AND PROPRIETARY
                        CAPITAL                                                  445,129      312,100
                                                                                 =======      =======



5
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2000
                                         -----------------

                             (Thousands of Dollars)

                                   SCHEDULE II
                                   -----------

                            SERVICE COMPANY PROPERTY
                            ------------------------

                                 BALANCE AT                                                            BALANCE AT
                                 BEGINNING                        RETIREMENTS          OTHER 1/         CLOSE OF
         DESCRIPTION               OF YEAR          ADDITIONS         OR SALES          CHANGES            YEAR
         -----------             ----------        ---------        -----------        -------        -------------

SERVICE COMPANY PROPERTY
-----------------------

Account
-------

301     ORGANIZATION                     -               -                -              -                -
303     MISCELLANEOUS
        INTANGIBLE PLANT                 -               -                -              -                -
304     LAND & LAND RIGHTS               -               -                -              -                -
305     STRUCTURES AND
        IMPROVEMENTS                  2,103              -                -              -             2,103
306     LEASEHOLD
        IMPROVEMENTS                 15,417             523               -              17           15,957
307     EQUIPMENT 2/                106,982           9,296          (10,131)           165          106,312
                  -
308     OFFICE FURNITURE
        AND EQUIPMENT 2/             23,544           2,179           (1,279)          (253)          24,191
                      -
309     AUTOMOBILES, OTHER
        VEHICLES AND
        RELATED GARAGE
        EQUIPMENT 2/                    771             117              (35)           (36)             817
                  -
310     AIRCRAFT AND
        AIRPORT EQUIPMENT 2/         65,077           9,524          (27,642)            -            46,959
                          -
311     OTHER SERVICE COMPANY
        PROPERTY 2/ 3/               44,949           3,933           (1,735)            (5)          47,142
                 -  -               -------         -------          -------         ------          -------

          SUB-TOTAL                 258,843          25,572          (40,822)          (112)         243,481
                                    -------         -------          -------         ------          -------

107     CONSTRUCTION WORK
        IN PROGRESS 4/                  -               -                -            6,451            6,451
                    -               -------         -------         --------         ------          -------

          TOTAL                     258,843          25,572          (40,822)         6,339          249,932
                                    =======         =======         ========         ======          =======


1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
-

Other changes amount of (112) includes reclasses and adjustments to prior year assets. CWIP Charges include $1,028 for internal developed software (Pivotal and Commerce One) and $5,423 for software development on various Internet Web Site
Projects.

(Denotes red figure.)


                                                                           5A
                              SCHEDULE II-CONTINUED
                               --------------------

                             (Thousands of Dollars)


2/  SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED.  THE SERVICE
- COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                                    BALANCE AT
                                                                     CLOSE OF
SEC/CLASS       SUBACCOUNT DESCRIPTION             ADDITIONS           YEAR
---------       ----------------------             ----------       ----------

307/02          Research & Laboratory Equip.          1,418           6,528
307/04          Personal Computer Equip.              4,171          59,259
307/05          Computer Equipment                    3,101          20,293
307/11          Telephone Systems                       306          10,768
307/12          Telecommunications Equip.               300           9,464
308/01          Furniture & Fixtures                  1,826          13,878
308/09          Data Handling Equipment
                  & Miscellaneous                       353          10,313
309/08          Autos, Trucks & Trailers                117             817
310/07          Aircraft                              9,524          46,959
311/10          Software                              3,933          45,471
311/13          Coal Pilot Scale Combustion
                  Facility                              -             1,671
                                                      -----         -------

                              TOTAL                  25,049         225,421
                                                     ======         =======


3/      DESCRIBE OTHER SERVICE COMPANY PROPERTY:
-

        1.    Purchased computer software and software licenses.

        2.    Pulverized coal pilot scale combustion facility.

4/      DESCRIBE CONSTRUCTION WORK IN PROGRESS:
-
       Construction Work in Progress includes $1,028 for internal developed software programs (Pivotal and Commerce One) and $5,423 for software development on various Internet Web Site Projects.



6
                     ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                     -------------------------------

                           For the Year Ended December 31, 2000
                                             -----------------

                                  (Thousands of Dollars)

                                       SCHEDULE III
                                       ------------

                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY
                  -------------------------------------------

                                                   ADDITIONS                           OTHER
                                  BALANCE AT        CHARGED                            CHARGES      BALANCE AT
                                  BEGINNING           TO                                ADD          CLOSE OF
        DESCRIPTION                OF YEAR         ACCT #403       RETIREMENTS        (DEDUCT)        YEAR
        -----------               ---------        ---------       -----------        --------     ----------

Account
-------

301     ORGANIZATION                      -               -               -                -              -

303     MISCELLANEOUS
        INTANGIBLE PLANT                  -               -               -                -              -

304     LAND & LAND RIGHTS                -               -               -                -              -

305     STRUCTURES AND
        IMPROVEMENTS                   1,147             106              -                (3)         1,250

306     LEASEHOLD
        IMPROVEMENTS                   4,386           1,128              -                -           5,514

307     EQUIPMENT                     74,799           9,614         (10,074)              39         74,378

308     OFFICE FURNITURE
        AND FIXTURES                  15,688           1,546          (1,245)              (3)        15,986

309     AUTOMOBILES, OTHER
        VEHICLES AND
        RELATED GARAGE
        EQUIPMENT                        708              32             (35)             (35)          670

310     AIRCRAFT AND
        AIRPORT EQUIPMENT             10,033           2,223          (2,153)              -         10,103

311     OTHER SERVICE
        COMPANY PROPERTY              19,049           5,751          (1,572)               2        23,230
                                     -------          ------         -------            -----       -------


        TOTAL                        125,810          20,400         (15,079)              -        131,131
                                     =======          ======         =======            =====       =======



( ) Denotes red figure.


                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2000
                                         -----------------

                             (Thousands of Dollars)

                                   SCHEDULE IV
                                   -----------

                                   INVESTMENTS
                                   -----------

INSTRUCTIONS:   Complete the following schedule concerning investments.

                Under Account 124, "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

                Under Account 136, "Temporary Cash Investments", list each investment separately.

                                                  BALANCE AT       BALANCE AT
                                                  BEGINNING         CLOSE OF
        DESCRIPTION                                OF YEAR           YEAR
        -----------                               ----------       ----------


ACCOUNT 123 -        INVESTMENT IN ASSOCIATE
                     COMPANIES                          -               -

ACCOUNT 124 - OTHER INVESTMENTS

    Rabbi Trust                                         -            2,633
    Employee Energy Loans                            1,323           1,058
    ACE Limited - Reserve                               69              69
    Employee Computer Loans                            544             274
                                                     -----          ------
        Subtotal                                     1,936           4,034

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS                -           32,050
                                                     -----          ------

        TOTAL                                        1,936          36,084
                                                     =====          ======

8
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2000
                                         -----------------

                             (Thousands of Dollars)

                                   SCHEDULE V
                                   ----------

                  ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                  --------------------------------------------

INSTRUCTIONS:    Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                     BALANCE AT     BALANCE AT
                                                     BEGINNING       CLOSE OF
        DESCRIPTION                                  OF YEAR         YEAR
        -----------                                  -----------    ----------

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

    The Southern Company                                 7,502        12,292
    Alabama Power Company                               29,408        33,127
    Georgia Power Company                               41,384        81,336
    Gulf Power Company                                   6,601         6,982
    Mississippi Power Company                           11,005        10,527
    Savannah Electric and Power Company                  3,943        15,582
    Southern Communications Services, Inc.               2,419         2,216
    Southern Company Energy Marketing                      -              24
    Southern Company Energy Solutions, Inc.              1,144         1,105
    Southern Electric Generating Company                   826           783
    Southern Electric Railroad Company                     383           194
    Southern Energy, Inc.                                3,169         3,446
    Southern Information Holding Company                     2             2
    Southern Nuclear Operating Company, Inc.            10,997        11,765
    Southern Telecom, Inc.                                 607           455
                                                       -------     ---------

        TOTAL                                          119,390       179,836
                                                       =======     =========

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                     TOTAL
                                                                     PAYMENTS
                                                                     --------

    The Southern Company                                                  76
    Alabama Power Company                                            288,315
    Georgia Power Company                                            493,170
    Gulf Power Company                                                44,591
    Mississippi Power Company                                        106,755
    Savannah Electric and Power Company                               89,514
    Southern Communications Services, Inc.                            13,468
    Southern Company Energy Marketing                                 19,962
    Southern Company Energy Solutions, Inc.                            8,944
    Southern Electric Generating Company                                 145
    Southern Electric Railroad Company                                    -
    Southern Energy, Inc.                                             50,005
    Southern Nuclear Operating Company, Inc.                         129,729
                                                                   ---------


The major portion of the above expenses consists of Transmission Planning and Operations (TPO), and Southern Wholesale Energy (SWE) transactions, transactions relating to third party payroll payments, and transactions relating to Electric Power Research Institute dues.

        TOTAL PAYMENTS                                             1,244,674
                                                                   =========

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


                                                                                                        9

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2000
                                         -----------------

                             (Thousands of Dollars)

                                   SCHEDULE VI
                                   -----------

                        FUEL STOCK EXPENSES UNDISTRIBUTED
                        ---------------------------------

INSTRUCTIONS:    Report the amount of labor and expenses incurred with
                 respect to fuel stock expenses during the year and
                 indicate amount attributable to each associate company.
                 Under the section headed "Summary" listed below give an
                 overall report of the fuel functions performed by the
                 service company.

        DESCRIPTION                                                   LABOR            EXPENSES            TOTAL
        -----------                                                   -----            --------            -----


ACCOUNT 152 - FUEL STOCK EXPENSES
    UNDISTRIBUTED                                                      6,428               5,121          11,549

Total amount billed during current year as follows:

Associated Companies

    The Southern Company                                                  (9)                 (1)            (10)
    Alabama Power Company                                             (1,845)             (1,481)         (3,326)
    Georgia Power Company                                             (2,848)             (2,284)         (5,132)
    Gulf Power Company                                                  (626)               (475)         (1,101)
    Mississippi Power Company                                           (563)               (422)           (985)
    Savannah Electric and Power Company                                 (294)               (192)           (486)
    Southern Company Energy Solutions Inc.                                (2)                 -               (2)
    Southern Electric Generating Company                                (177)               (163)           (340)
    Southern Electric Railroad Company                                    -                  (24)            (24)
    Southern Energy, Inc.                                                (50)                (67)           (117)
    Southern Nuclear Operating Company, Inc.                             (14)                (12)            (26)
                                                                     -------             -------         -------

        Subtotal                                                      (6,428)             (5,121)        (11,549)
                                                                     -------             -------         -------

    Nonassociated Companies                                               -                   -               -


        TOTAL                                                              0                   0               0
                                                                     =======             =======         =======


SUMMARY:   Fuel services performed by the service company consist of acting as agent on behalf of all the system operating companies on fossil related matters as defined in an operating agreement with each company.


10
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2000
                                         -----------------

                             (Thousands of Dollars)


                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
                   ------------------------------------------


INSTRUCTIONS:   Report the amount of labor and expenses  incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

        DESCRIPTION                              LABOR     EXPENSES    TOTAL
        -----------                              -----     --------    -----


ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED




    NOT APPLICABLE

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                -------------------------------

                      For the Year Ended December 31, 2000
                                         -----------------

                             (Thousands of Dollars)

                                  SCHEDULE VIII

                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:   Provide detail of items in this account.  Items less than
                $10,000 may be grouped, showing the number of items in each group.

                                                     BALANCE AT   BALANCE AT
                                                     BEGINNING      CLOSE OF
        DESCRIPTION                                   OF YEAR       YEAR
        -----------                                  ----------   ----------


ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS
        Interest Receivable -Temporary
        Cash Investments                                 -             176

        Accounts Payable Suspense                        -              -
                                                        ---            ---

          Total                                          -             176
                                                        ===            ===

12
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2000
                                         -----------------

                             (Thousands of Dollars)

                                   SCHEDULE IX
                                   -----------

                          MISCELLANEOUS DEFERRED DEBITS
                          -----------------------------

INSTRUCTIONS:    Provide detail of items in this account.  Items less than
                 $10,000 may be grouped, showing the number of items in each class.

                                                 BALANCE AT       BALANCE AT
                                                 BEGINNING         CLOSE OF
        DESCRIPTION                               OF YEAR           YEAR
        -----------                              ----------       -----------


ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

    Deferred Payroll Charge                        8,852             8,871

    Deposit for Georgia Sales and Use Tax             25                25

    Wilsonville Clean-up                              22                92

    Executive Stock Option Taxes                      -                 46

    Retire Capital Items                             185                -

    Unamortized Leasehold - Inverness                320               225

    Sundry Delayed Clearance                       2,006             2,343
                                                 -------           -------



    Total                                         11,410            11,602
                                                 =======           =======

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2000
                                         -----------------

                             (Thousands of Dollars)

                                   SCHEDULE X
                                   -----------

               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
               ---------------------------------------------------

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project that incurred costs by the service corporation during the year.

        DESCRIPTION                                                AMOUNT
        -----------                                                ------

ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION
         EXPENDITURES                                               33,679

Total amount billed/incurred during current year as follows:

Government Projects:
    Clean Coal Technology Projects:
        Hammond Wall Fired Project                                    (296)

    Other Government Projects:
        PSDF/Hot Gas Cleanup Project                               (22,700)
        Switchgrass Demonstration (SRI/DOE)                            (80)

EPRI Projects:
    GNOCIS Demonstration                                                (6)
    RE&A EPRI Contracts                                               (175)
    Advanced End-Use Technologies                                      (14)
    Engineering EPRI Projects                                         (538)
    EPRI Bulk Trans. System Reliability                               (253)

Associate Companies:
    End-Use Research Projects                                       (1,829)
    Pwr Delivery Research-Overhead Transmission                       (645)
    Pwr Delivery Research-Transmission Substations                    (520)
    Pwr Delivery Research-Distribution                                (703)
    Air Quality Studies                                               (181)
    Combustion & Fuel Effects                                         (833)
    Research Administration                                           (488)
    Flue Gas Treatment                                                (375)
    Advanced End-Use Technology Research                            (1,303)
    Particulate Control Studies                                       (445)
    Advanced Energy Systems                                         (1,451)
    Thermal & Fluid Sciences                                          (800)
    R&D Tech Econ Assessments                                          (44)
                                                                   -------

TOTAL AMOUNT BILLED/INCURRED                                       (33,679)
                                                                   -------

        TOTAL                                                            0
                                                                   =======

14
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2000
                                         -----------------

                             (Thousands of Dollars)

                        SCHEDULE XI - PROPRIETARY CAPITAL

                                 NUMBER OF      PAR OR STATED     OUTSTANDING
ACCOUNT                           SHARES          VALUE             CLOSE
NUMBER      CLASS OF STOCK      AUTHORIZED      PER SHARE         OF PERIOD
-------     --------------      ----------      -------------     -----------

201         COMMON STOCK                                          NO. OF SHARES
            ISSUED              17,000           50.00            14,500

                              TOTAL AMOUNT
                                                                  725

INSTRUCTIONS:   Classify amounts in each account with brief explanation,
                disclosing the general nature of transactions that gave rise to the reported amounts.

DESCRIPTION                                               AMOUNT
-----------                                               ------

ACCOUNT 211
            MISCELLANEOUS PAID-IN CAPITAL                  150

ACCOUNT 215
            APPROPRIATED RETAINED EARNINGS                  -

TOTAL                                                      150

INSTRUCTIONS:       Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform
                    System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.


                           BALANCE AT  NET INCOME                 BALANCE AT
                           BEGINNING       OR        DIVIDENDS      CLOSE
DESCRIPTION                 OF YEAR      (LOSS)        PAID        OF YEAR
-----------                ---------   ----------    ---------    ----------

ACCOUNT 216
   UNAPPROPRIATED RETAINED
   EARNINGS                      -         -              -               -

TOTAL                            -         -              -               -

15


                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2000
                                         -----------------

                             (Thousands of Dollars)

                          SCHEDULE XII - LONG-TERM DEBT
                          -----------------------------

INSTRUCTIONS:   Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For
                Account 224 - Other Long-Term Debt provide the name of creditor company or organization, terms of the obligation, date of
                maturity, interest rate, and the amount authorized and
                outstanding.

                               TERMS OF OBLIG     DATE                              BALANCE AT                           BALANCE AT
                               CLASS & SERIES      OF        INTEREST    AMOUNT     BEGINNING                 1/           CLOSE
NAME OF CREDITOR               OF OBLIGATION    MATURITY       RATE    AUTHORIZED    OF YEAR     ADDITIONS   DEDUCTIONS   OF YEAR
----------------               --------------   --------     --------  ----------   ----------   ---------   ----------  ----------


ACCOUNT 223 - ADVANCES FROM ASSOCIATE
              COMPANIES:

              NOT APPLICABLE

ACCOUNT 224 - OTHER LONG-TERM DEBT:
NOTES PAYABLE
Merrill Lynch & Co.                           12/15/2009      7.625      40,000       40,000            -          -        40,000
Equity Office Properties                      12/01/2005      7.25       13,600        7,068            -       1,217        5,851
GE Capital Corp.                              12/01/2002      9.75       22,405           -         22,405     15,559        6,846
                                                                         ------       ------        ------     ------       ------

    TOTAL                                                                76,005       47,068        22,405     16,776       52,697
                                                                         ======       ======        ======     ======       ======

1/    GIVE AN EXPLANATION OF DEDUCTIONS:  Equity Office Properties - Deductions of $1,216,946.45 transferred to current
-                                         maturities.  GE Capital Corp. - Deductions of $15,558,972.21 transferred to current maturities.





16
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2000
                                         -----------------

                             (Thousands of Dollars)

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
                 -----------------------------------------------

INSTRUCTIONS:   Provide balance of notes and accounts payable to each
                associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                              BALANCE AT        BALANCE AT
                                               BEGINNING         CLOSE OF
        DESCRIPTION                            OF YEAR             YEAR
        -----------                           --------           ----------

ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

    The Southern Company                      17,000                  -
                                              ------              ------
        TOTAL                                 17,000                  -
                                              ======              ======

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

    The Southern Company                          -                   -
    Alabama Power Company                      4,813              31,856
    Georgia Power Company                      1,536               2,241
    Gulf Power Company                         6,013              15,023
    Mississippi Power Company                    206                 348
    Savannah Electric and Power Company           26                  82
    Southern Communications Services, Inc.       500                 530
    Southern Nuclear Operating Company, Inc.      33                  -
    Southern Company Energy Solutions, Inc.       62                  62
                                              ------              ------
        TOTAL                                 13,189              50,142
                                              ======              ======

ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES

    Incentive Pay (PPP)                       28,064              65,030
    Vacation Clearing Account                 17,915              19,369
    Accrued Labor & Related Overheads          7,637               7,640
    Employee Group Insurance Premiums          1,200               1,486
    Early Retirement Benefits                  1,483               1,472
    Productivity Improvement Program          22,903                  -
    Accumulated Provision for Major Overhaul
        of Aircraft                            1,809               1,225
    Supplemental Pensions and Benefits         1,899               1,763
    Department of Energy                          -                   25
    Flex and Save Benefits                     2,015               1,661
    Post Employment Benefits                      66                  -
    Severance Pay                              2,749               7,981
    Metro Life Advance-Current                   296                 301
    Performance Dividend Plan                  2,318               4,696
    Employee Merchandise Withholding              23                  23


(Continued on Page 16A)

                                                                            16A


                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2000
                                         -----------------

                             (Thousands of Dollars)

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
                  -----------------------------------------------
                                   (Continued)



                                             BALANCE AT            BALANCE AT
                                              BEGINNING             CLOSE OF
        DESCRIPTION                            OF YEAR                YEAR
        -----------                           ----------          -----------


    SCS - Employee Savings Plan                     -                   195
    Special Transmission Studies                   158                1,750
    SCS - U.S. Savings Bonds Withholdings           99                  100
    Funds Dist-Holders SE P&L Corp.                 13                   13
    SCS-FLEX Benefits Premiums                   1,033                1,230
    Miscellaneous (32 Beginning)(41 Ending)         (4)                  (7)
                                                ------              -------


        TOTAL                                   91,676              115,953
                                                ======              =======

17
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2000
                                         -----------------

                                  SCHEDULE XIV
                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   ------------------------------------------

        General
        -------

        Southern Company Services, Inc. (the "Company") follows the Uniform System of Accounts prescribed by the Securities and Exchange Commission ("SEC") for service companies, as amended, effective January 1, 1980.

        The Company has no earnings or retained earnings since it primarily renders services at cost to its parent company, The Southern Company, and to that company's subsidiaries, as further discussed in Note 2.

        The financial statements are prepared in conformity with generally accepted accounting principles, which requires the use of estimates. The actual results may differ from those estimates.

        Cash and Cash Equivalents
        -------------------------

        The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. The carrying value of cash and cash equivalents approximates fair value.

        Income Taxes
        ------------

        The Company is included in the consolidated federal income tax return with The Southern Company and its subsidiaries. Federal income tax deferrals primarily resulting from the use of accelerated depreciation are fully utilized and accounted for by the operating subsidiaries of The Southern Company.

        Property, Equipment, and Depreciation and Amortization
        ------------------------------------------------------

        Property and equipment, including any interest capitalized during construction, are recorded at cost. Depreciation and amortization are provided on the straight-line method over the estimated economic life of the related asset (ranging from 3 to 12 years). Leasehold improvements are amortized over the lives of the respective leases.

        On retirement or sale of assets, the cost of such assets and the related accumulated depreciation are removed from the accounts, and the gain or loss, if any, is credited or charged to income.

                                                                           17A


                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2000
                                        -----------------

                                  SCHEDULE XIV
                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


INSTRUCTIONS:     The space below is provided for important notes
                  regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


2.      SERVICE AGREEMENTS
        ------------------

        The Company has entered into agreements under which it renders specialized services, at cost, to Southern Company and its subsidiaries. The Company's affiliates include the following: integrated Southeast utilities (Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Savannah Electric); Southern Electric Generating Company (an operating subsidiary owned equally by Alabama Power Company and Georgia Power Company); Southern Communications Services ---Southern LINC--- (provides digital wireless communications services to the integrated Southeast utilities and the public in the Southeast); Southern Company Energy Solutions (develops new business opportunities related to energy products and services); Southern Nuclear Operating Company (provides services to Southern Company's nuclear power plants), Southern Electric Railroad Company (provides railroad services to the integrated Southeast utilities); and Southern Energy, Inc.--now Mirant Corporation--- (acquires, develops, builds, owns, and operates power production and delivery facilities and provides a broad range of energy-related services, including domestic energy trading and marketing, in selected countries around the world). As of April 2, 2001, Mirant was spun-off from Southern Company and is no longer an affiliate. The Company's services include general executive and advisory services, general engineering, design engineering, purchasing, accounting and statistical, finance and treasury, tax, information resources, marketing, auditing, insurance and pension, rate, budgeting, business promotion and public relations, employee relations, systems and procedures, and other services with respect to business and operations and, in the case of the operating utilities, power pool operations. The agreements will be canceled to the extent and from the time that performance thereunder conflicts with any rule, regulation, or order of the SEC adopted before or after the execution of the agreements.

3.      RETIREMENT BENEFITS
        -------------------

        The Company has a defined benefit, trusteed, pension plan that covers substantially all employees. The Company provides certain medical care and life insurance benefits for retired employees. Substantially all employees may become eligible for these benefits when they retire. Trusts are funded to the extent deductible under federal income tax regulations. In late 2000, Southern Company adopted several pension and post-retirement benefit plan changes that had the effect of increasing benefits to both current and future retirees. The effects of these changes will be to increase annual pension and post-retirement benefit costs by approximately $5 million and $4 million, respectively. The measurement date for plan assets and obligations is September 30 for each year.

17B
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2000
                                         -----------------


                                  SCHEDULE XIV
                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


INSTRUCTIONS:   The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


Pension Plans
-------------

Changes during the year in the projected benefit obligations and in the fair value of plan assets were as follows: (In Thousands)

                                              Projected Benefit Obligations
                                            --------------------------------
                                              2000                      1999
                                            -------                   -------

        Balance at beginning of year        435,597                   422,401
        Service cost                         15,701                    15,191
        Interest cost                        32,161                    28,079
        Benefits paid                       (14,880)                  (13,994)
        Actuarial (gain) loss                  (812)                  (16,080)
                                            -------                   -------
          Balance at end of year            467,767                   435,597
                                            =======                   =======


                                                       Plan Assets
                                           ----------------------------------
                                              2000                      1999
                                            ---------                 -------

        Balance at beginning of year        676,250                   592,025
        Actual return on plan assets        178,095                    90,990
        Employer contributions                   -                         -
        Benefits paid                       (14,880)                  (13,994)
        Receivables/Payables due to
          transfers                         (42,138)                    7,229
                                            -------                   -------
            Balance at end of year          797,327                   676,250
                                            =======                   =======


The accrued pension costs recognized in the Balance Sheets are as follows:
(In Thousands)

                                              2000                      1999
                                            --------                  --------

        Funded status                       329,559                   240,653
        Unrecognized transition obligation   (7,522)                   (8,808)
        Unrecognized prior service cost       9,713                    10,583
        Unrecognized net gain              (308,159)                 (231,104)
        Fourth quarter contributions             -                         -
                                            --------                 --------
          Prepaid asset recognized in the
            Balance Sheet                     23,591                   11,324
                                            ========                 ========

                                                                            17C


                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2000
                                         -----------------

                                  SCHEDULE XIV
                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

INSTRUCTIONS:   The space below is provided for important notes
                regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


Components of the plan's net periodic cost were as follows:  (In Thousands)

                                                   2000             1999
                                                 --------         --------

        Service cost                               15,701          15,191
        Interest cost                              32,161          28,079
        Expected return on plan assets            (51,084)        (44,715)
        Recognized net gain                        (8,629)         (5,748)
        Net amortization                             (415)           (415)
                                                 --------         -------
          Net pension income                      (12,266)         (7,608)
                                                 ========         =======

Post-retirement Benefits

Changes during the year in the accumulated benefit obligations and in the fair value of plan assets were as follows: (In Thousands)

                                                         Projected Benefit
                                                 ----------------------------
                                                   2000              1999
                                                 --------         ----------

        Balance at beginning of year               94,631          101,754
        Service cost                                2,221            2,540
        Interest cost                               6,951            6,729
        Benefits paid                              (3,127)          (2,516)
        Actuarial (gain) loss                      (2,459)         (13,876)
                                                  -------         --------
          Balance at end of year                   98,217           94,631
                                                  =======         ========

                                                          Plan Assets
                                                 ----------------------------
                                                   2000              1999
                                                 ---------        ----------

        Balance at beginning of year               26,023           22,286
        Actual return on plan assets                5,097            3,737
        Employer contributions                      3,127            2,516
        Benefits paid                              (3,127)          (2,516)
                                                  -------          -------
          Balance at end of year                   31,120           26,023
                                                  =======          =======

The accrued post-retirement costs recognized in the Balance Sheets are as follows: (In Thousands)

                                                   2000              1999
                                                 ----------       ---------

        Funded status                              (67,097)         (68,607)
        Unrecognized transition obligation           4,956            5,361
        Unrecognized prior service cost                (15)             (16)
        Unrecognized net (gain) loss                (4,312)           1,166
        Fourth quarter contributions                   581              743
                                                   -------           -------
        Accrued liability recognized in the
          Balance Sheet                            (65,887)          (61,353)
                                                   =======           =======

17D
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2000
                                         -----------------

                                  SCHEDULE XIV
                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

INSTRUCTIONS:     The space below is provided for important notes
                  regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Components of the plan's net periodic cost were as follows:  (In Thousands)

                                                     2000             1999
                                                  ----------       ----------

        Service cost                                  2,221            2,540
        Interest cost                                 6,951            6,729
        Expected return on plan assets               (2,077)          (1,828)
        Recognized net (gain) loss                      -                472
        Net amortization                                404              403
                                                    -------          -------
          Net post-retirement cost                    7,499            8,316
                                                    =======          =======


The weighted average rates assumed in the actuarial calculations for both the pension plans and post-retirement benefits were:

                                                        2000             1999
                                                        ----             ----

        Discount                                        7.50%            7.50%
        Annual salary increase                          5.00%            5.00%
        Long-term return on plan assets                 8.50%            8.50%


        An additional assumption used in measuring the accumulated post-retirement benefit obligation was a weighted average medical care cost trend rate of 7.29 percent for 2000 decreasing gradually to 5.50 percent through the year 2005 and remaining at that level thereafter. An annual increase or decrease in the assumed medical care cost trend rate of 1 percent would affect the accumulated benefit obligation and the service and interest cost components at December 31, 2000 as follows:
        (In Thousands)

                                               1 Percent       1 Percent
                                               Increase         Decrease
                                               ---------       ----------

        Benefit obligation                       5,230            4,744
        Service and interest costs                 490              436

Work Force Reduction Programs
-----------------------------

        The Company has incurred additional costs for work force reduction programs. The costs related to these programs were $20 million, $5 million, and $2 million for 2000, 1999, and 1998, respectively. These costs were charged to expense.

                                                                           17E


                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2000
                                         -----------------

                                  SCHEDULE XIV
                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


4.      OPERATING LEASES
        ----------------

        The Company has operating lease agreements with various terms and expiration dates. Rental expense under all operating leases was approximately $74,975,000, $76,790,000, and $65,769,000 in 2000,
        1999 and 1998, respectively. Future minimum lease payments under noncancelable operating leases at December 31, 2000 were as follows:
        (In Thousands)


            2001                        34,834
            2002                        23,735
            2003                        16,354
            2004                        11,644
            2005                        11,543
            Thereafter                  10,444
                                       -------
              Total                    108,554
                                       =======

5.      LONG-TERM DEBT AND NOTES PAYABLE - OTHER
        ----------------------------------------

        Details of long-term debt and notes payable - other at December 31 are as follows: (In Thousands)
                                                   2000             1999
                                                  ------           ------
           Notes Payable:
               7.625% Due 2009                    40,000            40,000
               7.25% Due 2005                      7,068            13,600
               9.75% Due 2002                     14,314               -
               Less Current Maturities            (8,685)           (6,532)
                                                  ------            ------
               Long-Term Notes Payable            52,697            47,068
                                                  ------            ------

           Capitalized lease obligations:             -                 -

           Total Long-Term Debt                   52,697            47,068
                                                  ======            ======

17F
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2000
                                         -----------------

                                  SCHEDULE XIV
                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

INSTRUCTIONS:            The space below is provided for important notes
                         regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

        In December 1999, Southern Company Services entered into a lease buyout agreement with Equity Office Properties on long-term capital lease obligations of Perimeter Center East. The amount agreed upon includes a long-term Notes Payable in the amount of $8,200,000 which will be amortized at 7.25% for six years, ending December 1, 2005.

        On December 15, 1999, Southern Company Services, Inc. issued $40,000,000 of Series A 7.625% Senior Notes to Merrill Lynch & Co. with proceeds being used to repay short-term debt to Southern Company and for various other corporate purposes. The entire principal will be due and payable on December 15, 2009. The Southern Company has guaranteed the principal and interest of the above.

        On February 14, 2000, Southern Company Services, Inc. issued $22,404,920 of Notes Payable to GE Capital Corporation, with proceeds being used to prepay a $22,404,920 Service Contract with BellSouth Telecommunications, Inc. The note is being amortized at 9.75% for three years, retroactive to December 1999 and ending December 2002, resulting in a monthly obligation of $714,511.45.

        Maturities over the next five years of the Company's long-term debt outstanding at December 31, 2000 are as follows: (In Thousands)

               2001                         8,685
               2002                         8,154
               2003                         1,406
               2004                         1,512
               2005                         1,625
               Thereafter                  40,000
                                           ------
                 Total                     61,382
                                           ======


        Financial Instruments
        ---------------------

        The Company did not have financial instruments, in either 1999 or 2000, which require disclosure in accordance with Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments."

6.      PURCHASE COMMITMENTS
        --------------------

        The Company has various purchase commitments. At December 31, 2000, total capital expenditures are budgeted to be approximately $29 million in 2001.




                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                  -------------------------------

                      For the Year Ended December 31, 2000
                                         -----------------

                             (Thousands of Dollars)

                                   SCHEDULE XV
                                   -----------

                               STATEMENT OF INCOME
                               ------------------


ACCOUNT             DESCRIPTION                               CURRENT YEAR      PRIOR YEAR
-------             -----------                               ------------     ------------


             INCOME
             -------

   457          Services rendered to associate companies        766,631           750,217
   458          Services rendered to nonassociate
                    companies                                    37,664            32,835
   421          Miscellaneous income or loss                      3,909            15,692
                                                                -------           -------

                       Total Income                             808,204           798,744
                                                                -------           -------

             EXPENSE
             -------

   920          Salaries and wages                              334,149           286,325
   921          Office supplies and expenses                     95,912           101,312
   922          Administrative expense transferred-credit            -                 -
   923          Outside services employed                       176,079           173,709
   924          Property insurance                              (23,568)              714
   925          Injuries and damages                              6,421                86
   926          Employee pensions and benefits                   22,334            26,291
   928          Regulatory commission expense                        35               123
   930.1        General advertising expenses                     11,969            15,615
   930.2        Miscellaneous general expenses                   25,629            37,827
   931          Rents                                            74,975            76,790
   932          Maintenance of structures and equipment          31,403            29,351
   403          Depreciation and amortization expense            20,400            21,911
   408          Taxes other than income taxes                    20,888            19,223
   409          Income taxes                                       (334)              300
   410          Provision for deferred income taxes                  -                 -
   411          Provision for deferred income taxes - credit         -                 -
   411.5        Investment tax credit                                -                 -
   426.1        Donations                                         4,417             1,544
   426.5        Other deductions                                     -                 -
   427          Interest on long-term debt                        4,848             4,086
   430          Interest on debt to associate companies             823             2,352
   431          Other interest expense                            1,824             1,185
                                                                -------           -------

                       Total Expense                            808,204           798,744
                                                                -------           -------

                       Net Income                                    -                 -
                                                                =======           =======


19


                                        ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                        -------------------------------

                                              For the Year Ended December 31, 2000
                                                           -----------------------

                                                     (Thousands of Dollars)

                                                      ANALYSIS OF BILLING
                                                      -------------------

                                                     ASSOCIATE COMPANIES
                                                         ACCOUNT 457


                                                                                                          EFFECT OF
                                          DIRECT          INDIRECT       COMPENSAT'N         TOTAL        MARKET
                                          COSTS           COSTS          FOR USE             AMOUNT       RATE BILLING
NAME OF ASSOCIATE COMPANY                 CHARGED         CHARGED        OF CAPITAL          BILLED       (SEE NOTE)
-------------------------                 -------         -------        --------------      ---------    -------------
                                          457-1           457-2          457-3

The Southern Company                       51,087            3,177            444             54,708           -

Alabama Power Company                     151,668           35,386          1,938            188,992          (172)

Georgia Power Company                     214,617           51,279          2,655            268,551          (293)

Gulf Power Company                         35,994            7,736            415             44,145           (41)

Mississippi Power Company                  38,003            8,064            450             46,517           (40)

Savannah Electric & Power Co.              12,425            2,627            140             15,192           (15)

Southern Communication
  Services, Inc.                           25,639              871             46             26,556           -

Southern Company Energy
  Solutions, Inc.                           6,293            1,975             84              8,352           -

Southern Electric Generating Co.            2,752              586             32              3,370           (19)

Southern Electric Railroad Co.                316               94              4                414           -

Southern Energy, Inc.                      16,779            3,667            210             20,656           580

Southern Nuclear Operating Co.             69,083           16,904            845             86,832           -

Southern Telecom, Inc.                      2,001              330             15              2,346           -
                                          -------          -------          -----            -------         -----


          TOTAL                           626,657          132,696          7,278            766,631           -
                                          =======          =======          =====            =======         =====


Note:  Southern Company Services, Inc. (SCS) is providing this information in accordance  with its 60-day  letter dated July 11, 2000.  The amounts in this column are already  included in the Total Amount Billed column and represent the amounts billed to Southern Energy, Inc. (SEI) that are above SCS' actual cost to render the services.  The costs were  charged to SEI and were  credited  to the operating public utility  subsidiaries based on the approved allocation basis of "Fossil/Hydro  Capacity".  The "spin-off" of SEI as an associate  company of The
       Southern Company was effective April 2, 2001.



                                                                                                                             20

                                               ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                                -------------------------------

                                                     For the Year Ended December 31, 2000
                                                                        -----------------

                                                            (Thousands of Dollars)

                                                              ANALYSIS OF BILLING
                                                              -------------------
                                                            NONASSOCIATE COMPANIES
                                                                  ACCOUNT 458

                                               DIRECT       INDIRECT     COMPENSATION                        EXCESS      TOTAL
                                               COSTS         COSTS         FOR USE            TOTAL            OR        AMOUNT
NAME OF NONASSOCIATE COMPANY                  CHARGED       CHARGED       OF CAPITAL          COST         DEFICIENCY    BILLED
----------------------------                  -------       -------      --------------       -----        ----------    --------
                                               458-1         458-2          458-3                            458-4

Department of Energy (DOE)                     $20,368        $2,492       $   136          $22,996             $0       $22,996
DOE/Southern Research Institute                     80            -             -                80              0            80
Electric Power Research Institute                  686           279            21              986              0           986
APC Credit Union                                    31            -              9               40              0            40
Motorola                                             8            -              3               11              0            11
Gulf Power Credit Union                             15            -              5               20              0            20
Energy Ins. - Bermuda                               12             2             2               16              0            16
AT & T                                              17            -             -                17              0            17
Southern Interexchange                              15            -              1               16              0            16
MCI                                                 41            -             -                41              0            41
APC Leadership Development Association               6            -             -                 6              0             6
Mercedes-Benz                                        5            -             -                 5              0             5
Geothermal Heat Pump Consortium                     51            -             -                51              0            51
Southern System Master Retirement Trust            671            -             -               671              0           671
Metro Atlanta Host Committee                     6,421            69            -             6,490              0         6,490
POWERCO                                              7            -              1                8              0             8
L. M. Berry                                         14            -             -                14              0            14
Phillips Electronics                                63            -             -                63              0            63
Economic Development Partnership                    25            -             -                25              0            25
FP&L; JEA; Tallahassee, FPC (Unit Power
  Sale - True-up)                                   52            29             3               84              0            84
FP&L; JEA, Tallahassee, FPC(OPS SCH. Fees)       1,832            -             -             1,832              0         1,832
Oglethorpe Power Corporation (OPS SCH. Fees)     3,803            -             -             3,803              0         3,803
Southeastern Electric Reliability
  Council                                            4            -              1                5              0             5
Calpine                                             27             6             1               34              0            34
Cogentrix Interconnection Study                      6             1            -                 7              0             7
CP&L Study                                           5             2            -                 7              0             7
Duke Power                                          94            35             3              132              0           132
Dynergy                                              5             1            -                 6              0             6
Enron                                                5             1            -                 6              0             6










                                                                                                                           20A
                                               ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                                -------------------------------

                                                     For the Year Ended December 31, 2000
                                                                        -----------------

                                                            (Thousands of Dollars)

                                                              ANALYSIS OF BILLING
                                                              -------------------
                                                            NONASSOCIATE COMPANIES
                                                                  ACCOUNT 458

Genesis Power                                       16             3           -                 19              0             19
International Paper Company                          8             2           -                 10              0             10
Kinetic Partners                                     4             1           -                  5              0              5
Municipal Electric Authority of Georgia              6             2           -                  8              0              8
PECO                                                 6             2           -                  8              0              8
Reliant                                              5             1           -                  6              0              6
SkyGen                                              12             4           -                 16              0             16
Tenaska Interconnection Study                       18             6             1               25              0             25
Alabama Electric Cooperative                        12             3             4               19              0             19
Municipal Electric Authority                        15             4             5               24              0             24
Oglethorpe Power Corporation                        35             9            11               55              0             55
South Mississippi Electric Power                     9             2             3               14              0             14
Southeastern Electric Administration                 5             1             2                8              0              8
Other (25 items less than $5,000)                  (38)            8             5              (25)             0            (25)
                                               -------        ------          ----          -------            ---        -------

     TOTAL                                     $34,482        $2,965          $217          $37,664             $0        $37,664
                                               =======        ======          ====          =======            ===        =======


INSTRUCTION:  Provide a brief description of the services rendered to each non-associate company:

  Department of Energy (DOE) - Contract services concerning clean coal technology, Power System Development Facility/hot gas
  -------------------------
  cleanup project. Cleanup of Switchgrass Demonstration Project.

  Electric Power Research Institute - GNOCIS demonstrations, catalyst test facility; NOX reduction and performance; demonstration
  ---------------------------------
  of carbon in ash monitor; real time heat rate & emissions;   USABC; FLYWHEEL EVALUATION; ARSENIC MOBILITY, Biloxi MGP ROAM
  modeling;  multimedia diesel cleanup; electrokinetic remediation; Fort Walton Remediation; MGP natural attentuation;
  phytoremediation of arsenic contaminated soil.

  APC Credit Union, Motorola, Gulf Credit Union, POWERCO - Telecommunication services.
  ------------------------------------------------------
  Energy Insurance - Bermuda - GPC RMIS conversion project.
  -------------------------------------------------------
  AT&T, Southern Interexchange, MCI - Telecommunication services related to fiber optics.
  --------------------------------
  APC Leadership Development Assoc.,Mercedes-Benz - Training and materials at Southern Company College.
  ----------------------------------------------
  Bankers Trust Company (Southern System Master Retirement Trust) - Management and administration of Pension Fund for the Southern
  ---------------------------------------------------------------
  Company.

  Geothermal Heat Pump Consortium - Marketing Services and Marketing Research.
  -------------------------------
  Metro Atlanta Host Committee - Planning committee for Super Bowl 2000.
  ----------------------------
  L.M. Berry, Phillips Electronics- O&M sublease expenses at Perimeter Center East building / O&M sublease expenses at Inverness
  --------------------------------
  Building.

  FP&L, FPC, JEA, and City of Tallahassee - Unit Power Sales (UPS) true-up and scheduling agreements.
  ---------------------------------------
  Oglethorpe Power - Transmission Planning Operations (TPO) scheduling fees.
  ----------------
  Southeastern Electric Reliability Council - Occupancy, telecommunications and other related services.
  -----------------------------------------
  Calpine,  Cogentrix, CP&L, Duke Power, Dynergy Enron, Genesis Power, International Paper Co., Kinetic Partners,
  MEAG, PECO, Reliant,  Skygen, Tenaska, - Transmission impact and interconnection studies.

  Ala. Electric Coop, MEAG, OPC, S. Miss Elec Pwr., SEPA  - Southeastern Electric Reliability Council (SERC) security coordinator.
  ------------------------------------------------------


                                                                                                                                21



                                               ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                                -------------------------------

                                                     For the Year Ended December 31, 2000
                                                                        -----------------
                                                            (Thousands of Dollars)

                                                                 SCHEDULE XVI
                                                                 ------------
                                                        ANALYSIS OF CHARGES FOR SERVICE
                                                        -------------------------------
                                                     ASSOCIATE AND NONASSOCIATE COMPANIES


INSTRUCTION:   Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.


                                      ASSOCIATE COMPANY CHARGES        NONASSOCIATE COMPANY CHARGES     TOTAL CHARGES FOR SERVICE
                                   -------------------------------    ------------------------------   ---------------------------
                                   DIRECT      INDIRECT                DIRECT  INDIRECT                DIRECT    INDIRECT
DESCRIPTION OF ITEMS                COST        COST       TOTAL        COST    COST       TOTAL        COST       COST      TOTAL
--------------------               --------   ---------    -----      -------- --------    -----        -----      -----     -----



920   SALARIES AND WAGES          $308,676    $17,830    $326,506    $ 7,346    $  297     $ 7,643    $316,022  $ 18,127  $334,149
921   OFFICE SUPPLIES & EXPENSES    81,074      7,550      88,624      6,986       302       7,288      88,060     7,852    95,912
922   ADMINISTRATIVE EXP.
       TRANSFERRED-CREDIT              -          -           -          -         -           -           -         -         -
923   OUTSIDE SERVICES EMPLOYED    155,385      8,995     164,380     11,504       195      11,699     166,889     9,190   176,079
924   PROPERTY INSURANCE           (23,921)       195     (23,726)       152         6         158     (23,769)      201   (23,568)
925   INJURIES AND DAMAGES           4,539      1,881       6,420        -           1           1       4,539     1,882     6,421
926   EMPLOYEE PENSIONS
       & BENEFITS                    6,988     14,970      21,958          1       375         376       6,989    15,345    22,334
928   REGULATORY COMMISSION
       EXPENSE                          35         -           35         -         -           -           35        -         35
930.1 GENERAL ADVERTISING
       EXPENSES                     11,969         -       11,969         -         -           -       11,969        -     11,969
930.2 MISCELLANEOUS GENERAL
       EXPENSES                    (32,057)    48,022      15,965      8,387     1,277       9,664     (23,670)   49,299    25,629
931   RENTS                         62,564     12,278      74,842         72        61         133      62,636    12,339    74,975
932   MAINTENANCE OF STRUCTURES
       AND EQUIPMENT                28,517      2,871      31,388         (6)       21          15      28,511     2,892    31,403
403   DEPRECIATION & AMORTIZATION
       EXPENSE                      17,987      2,355      20,342         40        18          58      18,027     2,373    20,400
408   TAXES OTHER THAN INCOME
       TAXES                         5,957     14,519      20,476         -        412         412       5,957    14,931    20,888
409   INCOME TAXES                    (334)       -          (334)        -         -           -         (334)       -       (334)
410   PROVISION FOR DEFERRED
       INCOME TAXES                     -          -           -          -         -           -           -         -         -
411   PROVISION FOR DEFERRED
       INCOME TAXES CREDIT              -          -           -          -         -           -           -         -         -
411.5 INVESTMENT TAX CREDIT             -          -           -          -         -           -           -         -         -
426.1 DONATIONS                     3,187      1,230       4,417          -         -           -        3,187     1,230     4,417
                                  --------   --------    --------     ------    ------     -------    --------  --------  --------
        SUBTOTAL EXPENSES =        630,566    132,696     763,262     34,482     2,965      37,447     665,048   135,661   800,709








21A

                                               ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                                -----------------------------

                                                     For the Year Ended December 31, 2000
                                                                        -----------------
                                                            (Thousands of Dollars)

                                                                 SCHEDULE XVI
                                                                 ------------
                                                        ANALYSIS OF CHARGES FOR SERVICE
                                                        -------------------------------
                                                     ASSOCIATE AND NONASSOCIATE COMPANIES

                                   ASSOCIATE COMPANY CHARGES          NONASSOCIATE COMPANY CHARGES    TOTAL CHARGES FOR SERVICE
                                   -------------------------          ----------------------------    -------------------------
                                   DIRECT     INDIRECT                DIRECT    INDIRECT              DIRECT    INDIRECT
DESCRIPTION OF ITEMS                COST        COST       TOTAL       COST       COST       TOTAL    COST       COST         TOTAL
--------------------              --------   ---------     -----      -------- -----------   -----    ------    --------      -----


427   INTEREST ON LONG-TERM DEBT       -          -         4,708         -          -         140         -         -       4,848
430   INTEREST ON DEBT TO
       ASSOCIATE COMPANIES             -          -           799         -          -          24         -         -         823
431   OTHER INTEREST EXPENSE           -          -         1,771         -          -          53         -         -       1,824
                                  --------   --------    --------    -------     ------     -------    -------  --------  ---------
        TOTAL EXPENSES =           630,566    132,696     770,540     34,482      2,965     37,664     665,048   135,661   808,204
421   MISCELLANEOUS GAIN            (3,909)       -        (3,909)        -          -           -      (3,909)       -     (3,909)
                                  --------   --------    --------    -------     ------    -------    --------  --------  ---------
        TOTAL COST OF SERVICE =   $626,657   $132,696    $766,631    $34,482     $2,965    $37,664    $661,139  $135,661  $804,295
                                  ========   ========    ========    =======     ======    =======    ========  ========  ========





                                                                                                                        22
                                               ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                                -------------------------------

                                                     For the Year Ended December 31, 2000
                                                                        -----------------
                                                            (Thousands of Dollars)

                                                                 SCHEDULE XVII
                                                                 -------------
                                                      SCHEDULE OF EXPENSE DISTRIBUTION BY
                                                      ----------------------------------
                                                        DEPARTMENT OR SERVICE FUNCTION
                                                        ------------------------------

INSTRUCTION:   Indicate each department or service function.  (See Instruction 01-3 General Structure of Accounting System:
               Uniform System Account)                                                                   -----------------
               ----------------------

                                                                     DEPARTMENT OR SERVICE FUNCTION

                                                                             Finance                       Human
                                            Total                              and      Governmental   Resources and    Information
DESCRIPTION OF ITEMS                        Amount   Engineering  Executive  Accounting    Affairs     Administration    Resources
--------------------                        ------   -----------  ---------  ----------  ------------   --------------   ----------


920    SALARIES AND WAGES                  $334,149   $77,979    $ 7,362      $21,616      $ 1,841       $27,287         $ 80,305
921    OFFICE SUPPLIES AND EXPENSES          95,912    10,678      1,598        4,505          716         4,855           51,514
922    ADMINISTRATIVE EXP. TRANSFERRED CR.      -         -          -            -            -             -                -
923    OUTSIDE SERVICES EMPLOYED            176,079    36,887      9,195        5,427        1,056        13,101           33,789
924    PROPERTY INSURANCE                   (23,568)       68          1           17            1       (24,097)              82
925    INJURIES AND DAMAGES                   6,421        17         -             5           -          5,947               19
926    EMPLOYEE PENSIONS & BENEFITS          22,334     4,090        229        1,085           59         1,879            4,893
928    REGULATORY COMMISSION EXPENSE             35        -          -            -            -             -                -
930.1  GENERAL ADVERTISING EXPENSES          11,969        -          -            -            -             -                -
930.2  MISCELLANEOUS GENERAL EXPENSES        25,629     2,114      5,276          700          368         5,255            5,068
931    RENTS                                 74,975     3,703        506        1,531           37         2,000           56,033
932    MAINTENANCE OF STRUCTURES & EQUIP     31,403     1,681         86          322           11           332           19,469
403    DEPRECIATION & AMORTIZATION,
         EXPENSE                             20,400     1,381        361          233           24           347            7,586
408    TAXES OTHER THAN INCOME TAXES         20,888     5,416        126        1,230           75         1,653            5,869
409    INCOME TAXES                            (334)       -          -            -            -             -                -
410    PROVISION FOR DEFERRED INCOME TAXES       -         -          -            -            -             -                -
411    PROVISION FOR DEFERRED INCOME
         TAXES - CREDIT                          -         -          -            -            -             -                -
426.1  DONATIONS                              4,417         1        933            5          381           117               -
427    INTEREST ON LONG-TERM DEBT             4,848       263         26           68           11           125            2,195
430    INTEREST ON DEBT TO ASSOCIATE CO.        823        58          6           15            2            32              219
431    OTHER INTEREST EXPENSE                 1,824        48          5           12            2            27              180
                                           --------  --------    -------      -------       ------       -------         --------
         TOTAL EXPENSES                     808,204   144,384     25,710       36,771        4,584        38,860          267,221
421    MISCELLANEOUS LOSS (GAIN)             (3,909)   (1,172)      (165)        (237)         (29)         (250)            (200)
                                           --------  --------    --------     -------       ------       -------         --------


       TOTAL COSTS                         $804,295  $143,212    $25,545      $36,534       $4,555       $38,610         $267,021
                                           ========  ========    =======      =======       ======       =======         ========

(  ) Denotes Red Figure.






                                                                                                                        22A

                                               ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                                -------------------------------

                                                     For the Year Ended December 31, 2000
                                                                        -----------------
                                                            (Thousands of Dollars)

                                                                 SCHEDULE XVII
                                                      SCHEDULE OF EXPENSE DISTRIBUTION BY
                                                        DEPARTMENT OR SERVICE FUNCTION

                                                        DEPARTMENT OR SERVICE FUNCTION

                               Planning                                  Research and
ACCOUNT        Internal     Market Research                   Public     Environmental   System        Administrative   External
NUMBER           Audit        and Support     Production    Relations       Affairs     Aircraft        and General     Affairs
-------        --------     ----------------  ----------    ---------    -------------  --------       -------------    ---------
   920         $6,873          $13,684        $49,239        $ 3,700       $10,155        $4,070           $21,358      $ 8,680
   921          1,318            1,416          6,850          1,661         7,650         1,061               841        1,249
   922             -                -              -              -             -             -                 -            -
   923          2,242           12,517          7,083          3,165        17,250           372             6,142       27,853
   924              6               13             36              3           108             4               185            5
   925              1                3              8              1             2             1               415            2
   926            355              803          2,426            198           500           354             5,116          347
   928             -                -              -              -             -             -                  35          -
   930.1           -                -              -           11,969           -             -                 -            -
   930.2          198              298          1,545          1,972            96          (444)              503        2,680
   931            518              696          2,620            247           186           513             5,743          642
   932            104              309          1,838          1,351            57         5,253               368          222
   403             49              523          6,755            363           123         2,350               207           98
   408            434              940          2,848            222           631           274               799          371
   409             -                -              -              -             -             -                (334)         -
   410             -                -              -              -             -             -                 -            -
   411             -                -              -              -             -             -                 -            -
   426.1           -                 3             52            702            35            -                 119        2,069
   427             21               84            769             80            39         1,014                85           68
   430              4               19            169             18             8           259               -             14
   431              4               15            139             14             6           208             1,152           12
              -------          -------        -------        -------       -------       -------           -------      -------
Expenses       12,127           31,323         82,377         25,666        36,846        15,289            42,734       44,312
   421            (78)            (202)          (453)          (165)         (299)          (98)             (275)        (286)
              -------          -------        -------        -------       -------       -------           -------      -------

TOTAL COSTS   $12,049          $31,121        $81,924        $25,501       $36,547       $15,191           $42,459      $44,026
              =======          =======        =======        =======       =======       =======           =======      =======



(  ) Denotes Red Figure.




                                                                          23

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                  -------------------------------

                      For the Year Ended December 31, 2000
                                    -----------------

                             (Thousands of Dollars)

                        DEPARTMENTAL ANALYSIS OF SALARIES
                        ---------------------------------

                                   ACCOUNT 920

                           DEPARTMENTAL SALARY EXPENSE
                           ---------------------------

NAME OF DEPARTMENT                         INCLUDED IN AMOUNTS BILLED TO           PERSONNEL
------------------                         -----------------------------------     ---------
Indicate each department       TOTAL       PARENT         OTHER        NON          END OF
or service function            AMOUNT      COMPANY      ASSOCIATES   ASSOCIATES      YEAR
                               ------      -------      ----------   ----------    ---------


Engineering                  $ 77,979     $ 1,278       $ 75,851       $  850          727

Executive                       7,362       1,652          5,018          692            4

Finance & Accounting           21,616       2,712         18,279          625          157

Governmental Affairs            1,841         -            1,841           -            12

Human Resources & Admin.       27,287          49         27,219           19          272

Information Resources          80,305          43         80,201           61        1,017

Internal Auditing               6,873         376          6,497           -            62

Planning Marketing
 Research & Support            13,684         445         13,239           -            83

Production                     49,239       3,601         45,307          331          650

Public Relations                3,700       1,266          2,434           -            31

Research & Environmental
 Affairs                       10,155          97          5,561        4,497          103

System Aircraft                 4,070          -           4,070           -            52

External Affairs                8,680         808          7,825           47           57

Administrative & General       21,358       2,498         18,860           -            -
                             --------     -------       --------       ------        -----


      TOTAL                  $334,149     $14,825       $312,202       $7,122        3,227
                             ========     =======       ========       ======        =====




24
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                  -------------------------------

                      For the Year Ended December 31, 2000
                                         -----------------

                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED
                            ------------------------

                                   ACCOUNT 923

INSTRUCTIONS:   Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                                         RELATIONSHIP
                                                         "=ASSOCIATE
                                 DESCRIPTION OF          A"= NON
FROM WHOM PURCHASED              LARGEST INVOICE         SSOCIATE                 AMOUNT
-------------------              ---------------         -----------              ------

Legal Services
--------------

Balch & Bingham                  Legal Services                     NA            4,186
Dorsey & Whitney                 Legal Services                     NA              538
Edison Electric Institute        Legal Services                     NA              669
Hopping, Green, Sams
    & Smith                      Legal Services                     NA              535
Hunton & Williams                Legal Services                     NA            1,197
McDermott, Will & Emery          Legal Services                     NA              338
Ryan, Phillips, Utrecht
    & Mackinnon                  Legal Services                     NA              930
Troutman, Sanders                Legal Services                     NA            9,191


Fifty-Seven Other Items Less
    than $100,000                                                   NA              982
                                                                                 ------
                                     Subtotal - Legal Services                   18,566
                                                                                 ------

Auditing Service
----------------
Arthur Andersen LLP              Audit Services                      NA            1,018

Three Other Items Less
    than $100,000                                                     NA              54
                                                                                 -------

                                     Subtotal - Auditing Services                  1,072
                                                                                 -------

(Continued on Page 24A)



                                                                                                       24A
                                  ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                   -------------------------------

                                        For the Year Ended December 31, 2000
                                                           -----------------

                                               (Thousands of Dollars)

                                              OUTSIDE SERVICES EMPLOYED
                                              -------------------------

                                                     ACCOUNT 923

INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed.  If the  aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown.  Provide a subtotal for each type of service.


                                                                        RELATIONSHIP
                                                                        "A"=ASSOCIATE
                                 DESCRIPTION OF                         "NA"= NON
FROM WHOM PURCHASED              LARGEST INVOICE                        ASSOCIATE           AMOUNT
-------------------              ---------------                        -------------       ------


Engineering Services
ABB C-E Services, Inc.           Contract Engineering Serv.                       NA            156
Agra Simons, Inc.                Contract Engineering Serv.                       NA            463
Analytic Stress Relieving, Inc.  Contract Engineering Serv.                       NA            345
Atlanta Technical Support        Contract Engineering Serv.                       NA          1,076
BE&K Engineering Co.             Contract Engineering Serv.                       NA         16,838
Bechtel Power Corp.              Contract Engineers-Constructors                  NA          5,470
Foster Wheeler USA Corp.         Power Systems Development-DOE                    NA            343
M&D Power Constructors, Inc.     Contract Engineers-Constructors                  NA            370
Parsons Energy & Chemicals
    Group                        Inspection Services                              NA            121
Project Consulting Services      Contract Engineering Serv.                       NA            136
Sandwell Engineering, Inc.       Contract Engineering Serv.                       NA            123
Southern Energy Constructors     Contract Engineers-Constructors                  NA            193
Southern Research Institute      Power Systems Development-DOE                    NA            829
The M.W. Kellogg Co.             Contract Engineering Serv.                       NA            396
United Dynamics Corp.            Inspection Services                              NA            215
Vital Inspection Professionals   Inspection Services                              NA            333
Westinghouse Electric Corp.      Pollution Control Serv.                          NA            721


One Hundred, Four Other Items
    Less than $100,000                                                                        1,138
                                                                                              -----

                                Subtotal - Engineering Services                              29,266
                                                                                             ------

(Continued on Page 24B)



24B
                                  ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                   -------------------------------

                                        For the Year Ended December 31, 2000
                                                           -----------------

                                               (Thousands of Dollars)

                                              OUTSIDE SERVICES EMPLOYED
                                              -------------------------
                                                     ACCOUNT 923


INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed.  If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000,  only the aggregate number and amount of all such payments  included  within the subaccount need be shown. Provide a subtotal for each type of service.


                                                                                RELATIONSHIP
                                                                                "A"=ASSOCIATE
                                          DESCRIPTION OF                        "NA"= NON
FROM WHOM PURCHASED                       LARGEST INVOICE                        ASSOCIATE          AMOUNT
-------------------                       ---------------                       -------------       ------

Other Services
--------------

                                                                                      C>
Abernathy/Macgregor Group, Inc.           Public Relations Services                     NA            272
ACS Technology Solutions                  Information Technology Services               NA            124
Acxiom Corporation                        Information Technology Services               NA            286
ADECCO Services                           Temporary Services                            NA          3,108
ADP-Proxy Services                        Investor Relations                            NA            348
Alabama Power Company                     Consulting Services                           A          13,793
Alpha-Omega Power
    Technologies                          Consulting Services                           NA            135
Amdahl Corporation                        Information Technology Services               NA            702
Analysis Group Economics                  Consulting Services                           NA            493
Andersen Consulting LLP                   Consulting Services                           NA          5,936
Ann Randazzo                              Consulting Services                           NA            111
Arthur Andersen LLP                       Consulting Services                           NA          1,385
Atmospheric Research &
    Analysis, Inc.                        Consulting Services                           NA            172
Autodesk, Inc.                            Software Consulting Services                  NA            151
Barbour, Griffith & Rogers                Consulting Services                           NA            238
Billy Andrade                             Sports Marketing                              NA            158
Blankenship & Seay
    Consulting                            Consulting Services                           NA            342
Burke CSA                                 Consulting Services                           NA            103
Caddell Construction Co.                  Erection Services                             NA          1,815
Cambridge Technology Partners             Software Consulting Services                  NA            529
Carter & Associates                       Property Management                           NA            328
Cauthen & Associates                      Consulting Services                           NA            778
CES International, Inc.                   Software Consulting Services                  NA            209
Clarkston Potomac Group,Inc.              Consulting Services                           NA            103
Click2learn.com                           Information Technology Services               NA            198
Cognos Corporation                        Software Consulting Services                  NA            209
Compass America, Inc.                     Consulting Services                           NA            304
Comprehensive Computer
  Consulting                              Consulting Services                           NA          8,181


(Continued on page 24C)




                                                                                                               24C
                                  ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                   -------------------------------

                                        For the Year Ended December 31, 2000
                                                           -----------------

                                               (Thousands of Dollars)

                                              OUTSIDE SERVICES EMPLOYED
                                              -------------------------

                                                     ACCOUNT 923


INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed.  If the aggregate  amounts  paid to any one payee and included within one subaccount is less than $100,000,  only the aggregate number and amount of all such payments included within the subaccount need be shown.  Provide a subtotal for each type of service.


                                                                                RELATIONSHIP
                                                                                "A"=ASSOCIATE
                                          DESCRIPTION OF                        "NA"= NON
FROM WHOM PURCHASED                       LARGEST INVOICE                        ASSOCIATE          AMOUNT
-------------------                       ---------------                       -------------       ------

Configured Energy Systems,
    Inc.                                  Software Consulting Services                  NA            110
Consumermetrics, Inc.                     Consulting Services                           NA            940
Creative Financial Group, Inc.            Financial Services                            NA            163
Czarnowski                                Consulting Services                           NA            280
Deloitte & Touche LLP                     Consulting Services                           NA            267
Dewey Ballantine                          Financial Services                            NA            131
DNA Communications LLC                    Consulting Services                           NA            307
Doozer Software, Inc.                     Software Consulting Services                  NA            209
Dun & Bradstreet                          Marketing Services                            NA            977
E Source, Inc.                            Information Technology Services               NA            327
East Coast Entertainment                  Entertainment                                 NA            115
Edison Electric Institute                 Environmental Assessment                      NA            591
Electric Power Research
    Institute                             Research and Development                      NA          3,645
Energy Market Solutions, LLC              Marketing Services                            NA            120
Energy Ventures Analysis, Inc.            Marketing Services                            NA            103
Equifax Credit Info. Serv.                Credit Information Services                   NA            591
Executive Coaching Network, Inc           Consulting Services                           NA            155
Forrester Research, Inc.                  Information Technology Services               NA            205
Fuelcell Energy, Inc.                     Research Services                             NA            500
General Physics Corporation               Information Technology Services               NA            347
Georgia Power Company                     Project Support                               A          16,901
Global Atmospherics, Inc.                 Consulting Services                           NA            102
Goldman, Sachs, & Co.                     Financial Services                            NA          2,250
Gulf Power Company                        Project Support                               A           1,204
Hagler Bailly Consulting,
    Inc.                                  Consulting Services                           NA            454
Hewitt Associates                         Personnel Services                            NA          4,448
Houston Advanced Research Center          Research Services                             NA            207
Icarus                                    Consulting Services                           NA            115
Imaging Acceptance Corporation            Consulting Services                           NA            118



(Continued on page 24D)



24D
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2000
                                         -----------------

                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED
                            ------------------------

                                   ACCOUNT 923


INSTRUCTIONS:  Provide a breakdown by subaccount of outside services  employed.  If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown.  Provide a subtotal for each type of service.


                                                                                RELATIONSHIP
                                                                                "A"=ASSOCIATE
                                          DESCRIPTION OF                        "NA"= NON
FROM WHOM PURCHASED                       LARGEST INVOICE                        ASSOCIATE            AMOUNT
-------------------                       ---------------                       -------------         ------

In-A-Bind Assembly & Fulfillment, Inc.    Personnel Services                             NA            105
Infinata, Inc.                            Marketing Services                             NA            103
Integrated Sports International           Sports Marketing                               NA            135
International Bus. Machine                Consulting Services                            NA            356
Itron                                     Software Consulting Services                   NA            694
Keith Bissell                             Consulting Services                            NA            179
Keppler Associates, Inc.                  Consulting Services                            NA            130
Ketchum-Newscan Public Relations          Public Relations                               NA            103
Lee Hecht Harrison, Inc.                  Personnel Services                             NA            213
Market Strategies, Inc.                   Marketing Services                             NA            133
Matrix Resources, Inc.                    Consulting Services                            NA            167
Maxim Group                               Programming Services                           NA            196
McGriff, Seibels & Williams, Inc.         Consulting Services                            NA            361
Mellon Equity Associates,LLP              Financial Services                             NA            574
Merrill Lynch Asset Management            Financial Services                             NA            899
Merrill Lynch Pierce Fenner
    & Smith, Inc.                         Financial Services                             NA          2,311
Mesa Solutions, Inc.                      Consulting Services                            NA            189
Metamor Information Tech.                 Information Technology Services                NA            184
Microsoft Enterprise Serv.                Consulting Resources                           NA            395
Mississippi Power Company                 Project Support                                A             399
Mobile Data Solutions                     Information Technology Services                NA            522
Moody's Investor Services                 Financial Services                             NA            104
Morgan Stanley & Co., Inc.                Financial Services                             NA          2,250
NAC International, Inc.                   Records Management Services                    NA            145
Navigant Consulting, Inc.                 Consulting Services                            NA            170
New York Stock Exchange,
    Inc.                                  Financial Services                             NA            367
NFO Research, Inc.                        Research Services                              NA            103
Peoplesoft, Inc.                          Software Consulting Services                   NA            209
Performance Contractors,
    Inc.                                  Personnel Services                             NA            559
Personnel Research Associates             Personnel Services                             NA            207
PGA Tour, Inc.                            Sports Marketing                               NA            117
Pine Rock Productions                     Training Services                              NA            203



(Continued on page 24E)



                                                                                                               24E
                                  ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                   -------------------------------

                                        For the Year Ended December 31, 2000
                                                           -----------------

                                               (Thousands of Dollars)

                                              OUTSIDE SERVICES EMPLOYED
                                              ------------------------

                                                     ACCOUNT 923


INSTRUCTIONS:  Provide a breakdown by subaccount of outside  services employed.  If the  aggregate  amounts paid to any one payee and included within one subaccount is less than $100,000,  only the aggregate number and amount of all such payments  included  within the subaccount need be shown.
               Provide a subtotal for each type of service.


                                                                                RELATIONSHIP
                                                                                "A"=ASSOCIATE
                                          DESCRIPTION OF                        "NA"= NON
FROM WHOM PURCHASED                       LARGEST INVOICE                        ASSOCIATE          AMOUNT
-------------------                       ---------------                       -------------       ------

Power Line Systems, Inc.                  Software Technical Support                     NA            167
Power Policy Group                        Consulting Services                            NA            250
Pricewaterhouse, Coopers,LLP              Software Consulting Services                   NA          1,253
Pro Staff                                 Personnel Services                             NA            127
Professional Diversified
    Service                               Consulting Services                            NA            134
Proquire, LLC                             Software Consulting Services                   NA            152
Radian International, LLC                 Consulting Services                            NA            596
Realworld OO Systems, LLC                 Consulting Services                            NA            139
Richard B. (Ben) Backus, Ed.D             Training Services                              NA            122
Rosenbluth International                  Corporate Travel Services                      NA            162
Ryan, Phillips, Utrecht & Mackinnon       Consulting Services                            NA            956
Sanford V. Berg, PH.D.                    Consulting Services                            NA            179
Scott, Madden & Assoc., Inc.              Consulting Services                            NA            925
Select Technologies, Inc.                 Information Technology Services                NA            106
Severn Trent Laboratories                 Environmental Services                         NA            106
Software Specialists                      Software Consulting Services                   NA            223
Software Spectrum                         Software Upgrade Services                      NA            949
Southern Nuclear                          Project Support                                A             156
Southern Research Institute               Consulting Services                            NA            574
SPEC Group Holdings, Inc.                 Personnel Services                             NA          2,297
Sprint Paranet, Inc.                      Contract Programming                           NA            904
Standard & Poor's Corp.                   Financial Services                             NA            169
Symon Communications, Inc.                Information Technology Services                NA            120
Systems Applications Intl                 Consulting Services                            NA            174
TATA Consultancy Services                 Systems Support                                NA          1,145
TBA Corporate Communications              Training Services                              NA            117
Tech Providers, Inc.                      Personnel Services                             NA            147
Teksystems/Formerly Aerotek               Information Technology Services                NA            734
The Brattle Group, Inc.                   Consulting Services                            NA            190
The Hawthorn Group, L.C.                  Environmental Consulting                       NA          6,321
The Marketing Workshop                    Marketing Services                             NA            173
The Nature Conservancy                    Environmental Studies                          NA            100
The Renkes Group, LTD                     Consulting Services                            NA            171
The Smith-Free Group                      Consulting Services                            NA            170


(Continued on page 24F)



24F
                                  ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                   -------------------------------

                                        For the Year Ended December 31, 2000
                                                           -----------------

                                               (Thousands of Dollars)

                                              OUTSIDE SERVICES EMPLOYED
                                              -------------------------

                                                     ACCOUNT 923


INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed.  If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000,  only the aggregate number and
               amount of all such payments included  within the subaccount need be shown.   Provide a subtotal for each type of
              service.


                                                                                RELATIONSHIP
                                                                                "A"=ASSOCIATE
                                          DESCRIPTION OF                        "NA"= NON
FROM WHOM PURCHASED                       LARGEST INVOICE                        ASSOCIATE            AMOUNT
-------------------                       ---------------                       -------------         ------

Thomson Financial Investor Relations      Financial Services                             NA            122
Towers Perrin                             Survey Services                                NA            253
TQS Research, Inc.                        Market Research Studies                        NA            116
V & R Company                             Consulting Services                            NA            250
Wells Fargo Guard Services                Security Services                              NA            324
West Point Stevens, Inc.                  Research Services                              NA            100
Wonderland Gestao E Servicios             Sports Marketing                               NA            100
Woody Brooks Designs                      Consulting Services                            NA            133
Young, Clark & Associates, Inc.           Consulting Services                            NA            379



    1,432 Other Items Less Than $100,000                                                 NA         16,015
                                                                                                    ------

                                          Subtotal - Other Services                                127,175
                                                                                                   -------

                                                         TOTAL                                     176,079
                                                                                                   =======




25
                                  ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                   -------------------------------

                                        For the Year Ended December 31, 2000
                                                           -----------------

                                               (Thousands of Dollars)

                                           EMPLOYEE PENSIONS AND BENEFITS
                                           ------------------------------

                                                     ACCOUNT 926

INSTRUCTIONS:     Provide a listing of each pension plan and benefit program provided by the service company.  Such listing should be limited to $25,000.


DESCRIPTION                                                                                                AMOUNT
-----------                                                                                                ------

Pensions                                                                                                 $ (6,343)

Early Retirement Benefits                                                                                     867

Flexible Credit Benefits - Company Contributions                                                           11,022

Post Retirement Medical Benefits                                                                            4,946

Post Retirement Life Benefits                                                                               2,552

Post Employment Benefits                                                                                     (721)

Minority Scholarship Program                                                                                   16

Educational Assistance Plan                                                                                   200

Employee Savings Plan/ESOP - Company Contribution                                                           8,200

Employee Health and Physical Examinations                                                                     112

Other (Employees' Professional Fees and
    Other Employee Fringe Benefits)                                                                         1,483
                                                                                                          -------

    TOTAL                                                                                                 $22,334
                                                                                                          =======





                                                                                                               26
                                  ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                   -------------------------------

                                        For the Year Ended December 31, 2000
                                                           -----------------

                                               (Thousands of Dollars)

                                            GENERAL ADVERTISING EXPENSES
                                            ----------------------------

                                                    ACCOUNT 930.1


INSTRUCTIONS:  Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition.  If a particular class includes an amount in excess of $3,000  applicable to a single  payee, show separately the name of the payee and the aggregate amount applicable thereto.


In the past, advertising expenses were paid directly by the Southern Company. In 1999, however, Southern Company
Services began to reflect these expenses on its books. While these costs are billed to the holding company, the change was made to recognize the Service Company's role in managing these expenses and to add efficiency to the operations of the company. 2000 advertising expenses are as follows:


DESCRIPTION                                 NAME OF PAYEE                                                  AMOUNT
-----------                                 -------------                                                  ------

Sports Marketing                            Atlanta Braves                                               $    390

Corporate Branding                          Atlanta Journal & Constitution                                      7

Corporate Branding                          Georgia Public Broadcasting                                        10

Corporate Branding                          Illuminare LLC                                                     30

Sports Marketing                            Jeff Maggert                                                       20

Corporate Branding                          Kestrel Communications LLC                                         75

Corporate Branding                          Lattimermoffitt Communications                                    125

Corporate Branding                          Luckie & Company                                                  135

Corporate Branding                          National Association of Investors Corp.                             9

Corporate Branding                          New South Research                                                 16

Corporate Branding                          Peter A. Mayer Advertising Inc.                                    93

Sports Marketing                            Phil Mickelson                                                    150

Corporate Branding                          Providence Journal Company                                          7

Corporate Branding                          Shepardson, Stern & Kaminsky                                   10,864

Sports Marketing                            Warm Springs Foundation                                           125

                                            All other Items less than $3,000                                  (87)
                                                                                                          -------

                                            TOTAL                                                         $11,969
                                                                                                          =======





27
                                  ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                   -------------------------------

                                        For the Year Ended December 31, 2000
                                                           -----------------

                                               (Thousands of Dollars)

                                           MISCELLANEOUS GENERAL EXPENSES
                                           ------------------------------

                                                    ACCOUNT 930.2


INSTRUCTIONS:     Provide a list of the amount included in Account 930.2,  "Miscellaneous General Expenses",  classifying the items according to their nature.  Payments and expenses permitted by Section 321 (b) (2) of the Federal
                  Election Campaign Act, as amended by Public Law 94-284 in 1976 (2 U.S.C.S.  441 (b) (2) shall be separately classified.


DESCRIPTION                                                                                                AMOUNT
-----------                                                                                                ------


Employee Training                                                                                           3,231

Expenses of SCS Employees Located at Operating Co.                                                          5,358

Meals, Lodging, & Incidentals Related to
  Meetings & Conferences                                                                                    4,983

Dues and Memberships                                                                                        2,107

Recruiting, Interviewing, & Placement
  of Employees                                                                                                 47

Other General Expenses                                                                                      9,903
                                                                                                           ------

    TOTAL                                                                                                  25,629
                                                                                                           ======



                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2000
                                        -----------------

                             (Thousands of Dollars)

                                      RENTS
                                      ------

                                   ACCOUNT 931


INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


DESCRIPTION                                                              AMOUNT
-----------                                                              ------

Office Rents                                                            $22,098

Computer and Other Data Processing Equipment Rental                      44,626

Software Rental                                                           3,457

Aircraft Rental                                                             408

All Other (Automobile, Office Furniture & Equipment,
    Miscellaneous Storage, Equipment Rental & Aircraft)                   4,386
                                                                        -------

    TOTAL                                                               $74,975
                                                                        =======


29
                                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                -------------------------------

                                    For the Year Ended December 31, 2000
                                                  -----------------------

                                            (Thousands of Dollars)

                                        TAXES OTHER THAN INCOME TAXES
                                        -----------------------------

                                   ACCOUNT 408

INSTRUCTIONS:   Provide an analysis of Account 408, "Taxes Other Than Income Taxes".  Separate the analysis into two groups:  (1) other than U.S. Government taxes, and (2) U.S. Government taxes.  Specify each of the various kinds of taxes and show the amounts thereof.  Provide a subtotal for each class of tax.


KIND OF TAX                                                                                 AMOUNT
-----------                                                                                 ------


Other Than U.S. Government Taxes

    State Unemployment                                                                         118

    City/Business License Tax                                                                   -

    Property and Other City and State                                                        1,480
                                                                                           -------

         Subtotal - Other                                                                    1,598
                                                                                           -------


U.S. Government Taxes

    Federal Insurance Contributions Act                                                     19,067

    Federal Unemployment                                                                       223
                                                                                           -------

         Subtotal - U.S. Government                                                         19,290
                                                                                           -------

    TOTAL                                                                                   20,888
                                                                                           =======




                                                                                                               30

                                  ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                   -------------------------------

                                        For the Year Ended December 31, 2000
                                                           -----------------

                                               (Thousands of Dollars)

                                                      DONATIONS
                                                      ----------

                                                    ACCOUNT 426.1

INSTRUCTIONS:   Provide a listing of the amount included in Account 426.1,  "Donations", classifying such expenses by its purpose.  The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


NAME OF RECIPIENT                                              PURPOSE OF DONATION                         AMOUNT
-----------------                                              -------------------                         ------

2000 Salute to the House Commerce Committee                    Civic & Charitable                              25
Alabama Children's Hospital Foundation                         Civic & Charitable                              10
American Academy in Berlin                                     Civic & Charitable                              60
Americans for Balanced Energy Choices                          Support of Program                           2,000
Atlanta Business Journal                                       Civic & Charitable                               6
Atlanta Chamber of Commerce                                    Civic & Charitable                             250
Auburn University                                              Civic & Charitable                              23
Auburn University Foundation                                   Educational Matching                             8
Big Brothers/Big Sisters of Metro Atlanta                      Civic & Charitable                              15
Boy Scouts of America                                          Civic & Charitable                               7
Business Institute for Political Analysis                      Support of Program                              10
Callanwolde Fine Arts Center                                   Civic & Charitable                               5
Camp Sunshine                                                  Civic & Charitable                               3
Cancer Research Foundation of America                          Civic & Charitable                              20
CARE                                                           Civic & Charitable                              15
Career Communications Group Inc.                               Civic & Charitable                              10
Center for Legislative Energy and Environment Research         Support of Program                               8
Chamber of Commerce of the United States of America            Civic & Charitable                              25
Christmas in April Atlanta                                     Civic & Charitable                               5
Congressional Award Foundation                                 Civic & Charitable                              15
Congressional Black Caucus Foundation                          Civic & Charitable                              17
Council on Economic Priorities                                 Support of Program                              10
Democratic Congressional Campaign
    Committee Building Fund                                    Support of Program                              28
Democratic Leadership Council                                  Support of Program                              10
Democratic National Committee
    Building Fund                                              Support of Program                              30
Democratic Senatorial Campaign
    Committee Building Fund                                    Support of Program                              33
Edison Electric Institute                                      Support of Program                              25
Eisenhower Center Building Fund                                Support of Program                             120
Florida A&M University Foundation                              Civic & Charitable                              10
Fort Bend CASA                                                 Civic & Charitable                               3
Friends of the U.S. National Arboretum                         Civic & Charitable                               6
Fuqua MBA Games                                                Civic & Charitable                               4
Georgia Business Forum, Inc.                                   Civic & Charitable                               4
Georgia Humanities Council, Inc.                               Civic & Charitable                              15
Georgia Institute of Technology                                Educational Matching                            18
Georgia State University                                       Educational Matching                             4
Georgia State University                                       Civic & Charitable                             104
Georgia Tech Foundation, Inc.                                  Civic & Charitable                              10
Georgia Youth Science & Technology
    Center                                                     Civic & Charitable                              15
Global Environmental Management                                Civic & Charitable                              19
Gresham Middle School                                          Civic & Charitable                              10







30A
                                  ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                   -------------------------------

                                        For the Year Ended December 31, 2000
                                                           -----------------

                                               (Thousands of Dollars)

                                                      DONATIONS
                                                      ---------

                                                    ACCOUNT 426.1

INSTRUCTIONS:     Provide a listing of the amount included in Account 426.1,  "Donations", classifying such expenses by its purpose.  The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


NAME OF RECIPIENT                                              PURPOSE OF DONATION                         AMOUNT
-----------------                                              -------------------                         ------

Harllee Branch Scholarship Fund                                Civic & Charitable                               5
Honduras Outreach, Inc.                                        Civic & Charitable                               5
James A. Baker, III Institute for Public Policy                Civic & Charitable                              25
Junior Achievement                                             Civic & Charitable                              17
Junior Tour Championship                                       Civic & Charitable                              50
Kennedy Center                                                 Civic & Charitable                               8
Leukemia & Lymphoma Society                                    Civic & Charitable                               4
Literacy Volunteers of America                                 Civic & Charitable                               5
Lombardi Cancer Center                                         Civic & Charitable                              10
March of Dimes Birth Defects                                   Civic & Charitable                               8
MBA Games for Special Olympics                                 Civic & Charitable                               5
Mercedes-Benz U.S. International, Inc.                         Civic & Charitable                              25
Metro Atlanta Georgia Youth Science & Tech Center              Civic & Charitable                              10
Metropolitan Arts Council                                      Civic & Charitable                              50
National Alliance of Business                                  Civic & Charitable                               5
National Minority Junior Golf                                  Civic & Charitable                               8
National Multiple Sclerosis Society                            Civic & Charitable                               7
National Organization of Black Elected
  Legislative Women                                            Civic & Charitable                               3
National Republican Congressional
    Committee Building Fund                                    Support of Program                              55
National Wild Turkey Federation                                Support of Program                              10
North Carolina A&T State University                            Civic & Charitable                               5
PGA Tour, Inc.                                                 Civic & Charitable                             300
Prevent Blindness Georgia                                      Civic & Charitable                               5
Samford University                                             Educational Matching                             4
SCLC / Women, Inc.                                             Civic & Charitable                               5
Southeastern Legal Foundation, Inc.                            Civic & Charitable                              25
Southern Governors' Association                                Civic & Charitable                               5
Southern Legislative Conference                                Civic & Charitable                              25
Southern University - School of Engineering                    Civic & Charitable                               5
Taste of the South                                             Support of Program                              25
Tennessee State University                                     Civic & Charitable                               4
Tennessee Technological University                             Civic & Charitable                               3
Texas State Society                                            Support of Program                              25
The Annapolis Center                                           Civic & Charitable                              20
The Apex Museum                                                Civic & Charitable                               5
The Carter Center                                              Civic & Charitable                              90
The Foundation Fighting Blindness                              Civic & Charitable                               3






                                                                                                               30B
                                  ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                   -------------------------------

                                        For the Year Ended December 31, 2000
                                                           -----------------

                                               (Thousands of Dollars)

                                                      DONATIONS

                                                    ACCOUNT 426.1

INSTRUCTIONS:    Provide a listing of the amount included in Account 426.1, "Donations",  classifying such expenses by its purpose.  The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


NAME OF RECIPIENT                                              PURPOSE OF DONATION                         AMOUNT
-----------------                                              -------------------                         ------

The National Coal Council                                      Support of Program                              11
The Nature Conservancy                                         Civic & Charitable                              15
The University of Alabama                                      Civic & Charitable                               3
The University of Alabama at Birmingham                        Civic & Charitable                              19
Tuskegee University                                            Civic & Charitable                              10
United Way                                                     Civic & Charitable                             236
University of Alabama                                          Educational Matching                            18
University of Georgia                                          Educational Matching                             3
Waterfall Committee                                            Civic & Charitable                              50
Wildlife Conservation Society                                  Civic & Charitable                              10
Wolf Trap Foundation for the Performing Arts                   Civic & Charitable                              10
World Resources Institute                                      Civic & Charitable                              15
Wyoming Race for the Cure                                      Civic & Charitable                               5
YWCA of Greater Atlanta                                        Civic & Charitable                               5



81  Other Items (Less than $3,000)                             Civic & Charitable                              83

75  Other Items (Less than $3,000)                             Employee Matching Gift                          33

4   Other Items (Less than $3,000)                             Support of Program                               7
                                                                                                            -----


    TOTAL                                                                                                   4,417
                                                                                                            =====








31
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2000
                                        -----------------

                             (Thousands of Dollars)

                                OTHER DEDUCTIONS
                                ----------------

                                  ACCOUNT 426.5


INSTRUCTIONS:   Provide a listing of the amount included in Account 426.5,
                "Other Deductions",  classifying such expenses according to their nature.


DESCRIPTION                                NAME OF PAYEE           AMOUNT
-----------                                -------------           ------



NOT APPLICABLE





                                                                             32


                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                -------------------------------

                      For the Year Ended December 31, 2000
                                       -----------------

                             (Thousands of Dollars)

                                 SCHEDULE XVIII
                                 --------------

                          NOTES TO STATEMENT OF INCOME


INSTRUCTIONS:    The space below is provided for important notes
                 regarding the statement of income or any account
                 thereof. Furnish particulars as to any significant
                 increase in services rendered or expenses incurred
                 during the year. Notes relating to financial
                 statements shown elsewhere in this report may be
                 indicated here by reference.


See Notes to Financial Statements on Page 17



                                                                                                                             33
                                         ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                                                       ORGANIZATION CHART

                                                Chairman, President and Chief Executive Officer
                                                             Southern Company

Sr. VP-         Sr. VP-             President       Sr. VP-      Sr. VP-          Sr. VP-     Director   Exec. VP       Sr. VP &
Chief Trans-    Chief Info.         Southern Co.    Human        Chief Market-    External    Internal   Finance        General
mission Officer Officer             Generation      Resources    ing Officer      Affairs     Auditing                  Counsel


Sr. VP-         VP Computing        VP SCS &                     VP               VP Corp.               Sr. VP-        VP-Corp.
Transmission    & Networking        So. Power                    Product          Communica-             Comptroller    Secretary
Planning &      Services            CFO                          Management       tion                   & CFO          & General
Operations                                                                                                              Counsel
Counsel

                                    Exec. VP                     VP Marketing     VP Govern-             VP & Treasurer
                                    Engineering                  Services         mental                 Finance and
                                                                                  Affairs                Investor
                                                                                                         Relations

                                    VP Research                                                          Director
                                    Environmental                                                        Trust
                                    Affairs                                                              Finance


                                    VP Procure-                                                          Director
                                    ment &                                                               Risk
                                    Materials                                                            Management

                                    Exec. VP

                                    VP Energy
                                    Marketing

                                    VP Wholesale
                                    Merchant

                                    VP Genera-
                                    tion Plan-
                                    ning & Dev.

                                    VP Fuel
                                    Services

                                    Exec. VP
                                    Southern Co.
                                    Generation

                                    VPs Senior
                                    Production
                                    Officers
                                    (5 Positions)

                                    VP Technical
                                    Services


34
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2000
                                         -----------------

                              METHODS OF ALLOCATION
                              ---------------------

SCS uses statistics based on a single year with a one-year lag; therefore, 2000 allocations were based on 1998 statistics.

     1.     Annual Operating Area Territorial Load Basis
            --------------------------------------------

            Each Client Operating Company, other than Southern Electric Generating Company (SEGCO), was charged that percentage of the total Service Company charges to be distributed by this method which its annual operating area territorial load is of the total annual operating area territorial load of Southern Company, defined as total energy generated plus energy received minus energy delivered.

     2.     Customer Basis
            --------------

            Each Client Operating Company, other than SEGCO, was charged that percentage of the total Service Company charges to be distributed by this method which its number of customers is to the total number of customers of Southern Company, other than SEGCO.

     3.     Employee Basis
            --------------

            Each Client Company, other than SEGCO, was charged that percentage of the total Service Company charges to be distributed by this method which its number of employees is of the total number of employees of all Client Companies, other than SEGCO. Employee groups not benefiting from the services are not included in the allocation.

     4.     Financial Basis
            --------------

            Each Client Company was charged that percentage of the total Service Company charges to be distributed by this method which its average of the percentages of net fixed assets, operating expenses and operating revenue sources is to the total Client Company net fixed assets, operating expenses and operating revenue of Southern Company.

            In 1999, Southern Company Services began using versions of the Financial Basis that recognized only domestic statistics. Versions based on worldwide statistics continued to be used as well when appropriate.

     5.     Fossil Fuel Generation Basis
            ----------------------------

            Each Client Operating Company was charged that percentage of the total Service Company charges to be distributed by this method which its generation from fossil fuel sources is to the total generation from fossil fuel sources of Southern Company.

     6.     Fossil and Hydro Capacity Basis
            -------------------------------

            Each Client Operating Company was charged the factor determined by dividing the total fossil and hydro generating capacity for each company, including capacity attributed to joint owners of system plants, by the total fossil and hydro generating capacity for Southern Company.

     7.     Fossil Capacity Basis
            ----------------------

            Each Client Operating Company was charged the factor determined by dividing the total fossil generating capacity for each company, including capacity attributed to joint owners of system plants, by the total fossil generating capacity for Southern Company.

                                                                          34A

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------

                      For the Year Ended December 31, 2000
                                        -----------------

                              METHODS OF ALLOCATION
                              ---------------------


     8.     Insurance Premium Basis
            -----------------------

            Each Client Company was charged that percentage of the total Service Company charges to be distributed by this method which its applicable insurance premiums is to the total applicable insurance premiums of Southern Company.

     9.     Number of Vehicles Basis
            ------------------------

            Each Client Company was charged that percentage of the total Service Company charges to be distributed by this method which its number of vehicles is to the total vehicles for Southern Company.

    10.     Salary Basis
            ------------

            Each client company was charged that percentage of the total Service Company charges to be distributed by this method which its amount of historical SCS billed labor is to the total SCS billed historical labor of all applicable companies. In addition, overhead charges are allocated to the applicable companies based on actual labor charges in the current period.

    11.     Southern System Basis  (Capitalization)
            ---------------------                  -

            Each Client Company was charged for the charges to be distributed by this method in the ratio of such Client Company's total domestic capitalization to the sum of the total domestic capitalization of all Client Companies.

    12.     Personal Computers Basis
            ------------------------

            Each Client Company was charged that percentage of the total Service Company charges to be distributed by this method which its number of PCs is to the total PCs for Southern Company.

    13.     Number of Officers and Directors
            --------------------------------

            Each Client Company was charged that percentage of the total Service Company charges to be distributed by this method which its number of defined officers and directors is to the total for Southern Company.

    14.     Market-Based Equity
            -------------------

            Each Client Company was charged in the ratio of such company's total book equity, adjusted to fair market value, to the sum of the total market-based equity of all Client Companies.

    15.     System Aircraft
            ---------------

            Passengers on system aircraft were charged a rate based on comparable, non-discounted commercial fares for the itinerary flown. Residual expenses not billed to client companies through the commercial fares were allocated to all associate companies as an availability fee based on the number of executives at each company.

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                -------------------------------

                      For the Year Ended December 31, 2000
                                       -----------------

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED
           ---------------------------------------------------------


The following annual statement was supplied to each associate client company regarding interest billed for compensation of equity capital and borrowed capital in 2000:

Pursuant to the amended Uniform System of Accounts for Mutual and Subsidiary Service Companies implemented in January 1980, Southern Company Services is required to submit an annual statement to its associate client companies stating the amount and calculation of interest billed for compensation of equity capital and borrowed capital. Southern Company Services does not bill its associate client companies for compensation of equity capital.

In 2000, Southern Company Services initiated short-term borrowings exclusively from The Southern Company; other outside banking institutions were not used. The interest rates on these borrowings ranged from 5.79224% to 6.65333%. Interest in the amount of $823,016.17 was accrued on the Southern Company borrowings and was billed to the client companies.

As of December 31, 2000, Southern Company Services had long-term debt outstanding from various institutions in the amount of $61,382,167.34. The interest rates on these borrowings ranged from 7.25% to 9.75%. Interest of $4,847,774.43 was accrued and billed to the client companies.

In addition, during 2000, Southern Company Services incurred other interest of $489,894.76 related to the Deferred Compensation Plan, $1,172,048.68 related to Transmission Access deposits, and $162,461.68 related to Miscellaneous Expenses.

All interest was billed to each company either on the appropriate fixed percentage allocation basis or on the salary allocation basis in accordance with the SEC orders and service contracts. The interest on total service company indebtedness was billed to the associate and nonassociate companies as follows:

         The Southern Company                                   $  444,458.51
         Alabama Power Company                                   1,938,151.71
         Georgia Power Company                                   2,654,983.60
         Gulf Power Company                                        415,083.41
         Mississippi Power Company                                 450,398.30
         Savannah Electric & Power Company                         139,809.83
         Southern Electric Generating Company                       31,857.88
         Southern Energy, Inc.                                     210,141.23
         Southern Nuclear Operating Company, Inc.                  844,881.54
         Southern Company Energy Solutions, Inc.                    84,005.40
         Southern Communications Services, Inc.                     45,936.56
         Southern Electric Railroad Company                          3,719.57
         Southern Telecom Inc.                                      14,926.46
         Nonassociate                                              216,841.72
                                                                -------------

                                                                $7,495,195.72
                                                                =============

36
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                  -------------------------------

                      For the Year Ended December 31, 2000
                                         -----------------









                                SIGNATURE CLAUSE

                   Pursuant to the requirements of the Public

              Utility Holding Company Act of 1935 and the rules and

              regulations of the Securities and Exchange Commission

               issued thereunder, the undersigned company has duly

              caused this report to be signed on its behalf by the

                 undersigned officer thereunto duly authorized.





                         Southern Company Services, Inc.
                         ------------------------------
                           (Name of Reporting Company)


                           By:
                                /s/W. Dean Hudson
                                   (Signature of Signing Officer)


                           W. Dean Hudson, Senior Vice President, Comptroller
                               and Chief Financial Officer
                           (Printed Name and Title of Signing Officer)


                           Date:        April 27, 2001
                                  ---------------------